BLUESCOPE STEEL

05010974

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000 Australia
PO Box 18207
Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

12 August 2005

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington DC 20549

Ladies and Gentlemen

Re: BlueScope Steel Limited
Rule 12g3-2(b) Exemption (File No. 82-34676)

The enclosed information is being furnished by BlueScope Steel Limited ("BlueScope Steel") under paragraph (b)(1)(i) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). BlueScope Steel's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that BlueScope Steel is subject to the Exchange Act.

Yours faithfully

MICHAEL BARRON
Company Secretary

Encl

dlw 9/7

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

SEC File
No. 82-34676

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BlueScope Steel Limited

ABN

16 001 011058

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	208,300 issued
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	208,300 shares issued pursuant to the Long Term Incentive Plan – Public Listing Award 2002 at $2.85 exercise price.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	208,300 shares issued at $7.86 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	208,300 shares were issued pursuant to the Long Term Incentive Plan - Public Listing Award 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 July 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	708,150,010	ORD

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	Nil

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary securities.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	708,150,010	Ord

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15/7/05......
SECRETARY

Print name: LISA NICHOLSON

== == == == ==

+ See chapter 19 for defined terms.

No. 82-34676

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000 Australia
PO Box 18207
Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

27 June 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Cancellation of shares pursuant to on-market share buy-back

Please note that the following BlueScope Steel ordinary shares have been cancelled since the last advice on 20 April 2005:

Date	Number of shares cancelled	Number of shares on issue (following cancellation)
Carried forward from 20 April 2005	-	**714,287,172**
Total cancelled shares under on market buyback as at 27June 2005	6,346,462	**707,940,710**

The total consideration in respect of the cancelled shares was $49,949,121.93.

Yours faithfully

Lisa Nicholson
Assistant Company Secretary

ASIC
Australian Securities & Investments Commission

Change to company details

Form 484 – Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B

Use this form to notify ASIC of:
C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A – change of address, name (officeholders or members) details (ultimate holding company)
484 B – appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
BlueScope Steel Limited

ACN/ABN
16 000 011 058

; this document being lodged to update the Annual Company Statement that was sent to you?

[ ] Yes

[X] No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

;hare :lass code	Full title
\	A
}	B ... etc
:MP	employee's
·OU	founder's
.G	life governor's
/IAN	management
)RD	ordinary
͡ED	redeemable

;hare :lass code	Full title
͗RF	preference
͡UMP	cumulative preference
ͶCP	non-cumulative preference
͡EDP	redeemable preference
ͶRP	non-redeemable preference
͡RP	cumulative redeemable preference
ͶCRP	non-cumulative redeemable preference
͗ARP	participative preference

;PE	special

you are using the standard share class codes you do not need to provide a full title for the share:

you are not using the standard share class code, enter a code of no more than 4 letters and ther how the full title.

Continues on next page ...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	:1 – Change to hare structure table	:2 – Issue of shares	:3 – Cancellation of hares	:4 – Change to ıembers register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

'o notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

'o notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation of shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

;hare class code	'ull title if not standard	'otal number ;sued	'otal amount aid on these hares	'otal amount npaid on these hares

:arliest date of change

lease indicate the earliest date that any of the above changes occurred

[ ][ ] / [ ][ ] / [ ][ ]

D [M N (Y

C2 Issue of shares

List details of new share issues in the following table.

;hare class code	lumber of shares issued	,mount paid per share	,mount unpaid per share

:arliest date of change

lease indicate the earliest date that any of the above changes occurred

[ ][ ] [ ][ ] [ ][ ]

D [M N (Y

shares were issued for other than cash, were some or all of the shares issued under a written contact?

[ ] **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

[ ] **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back – **S.257H(3)**

- [ ] Minimum holding buy-back only
- [X] Other buy-back type. A Form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares – **S.258D**

Shares returned to a public company – **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	6,346,462	$49,949,121.93

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

05 / 05 / 05
D D M M Y Y

C4 **Changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified.
- If there are more than 20 members in a share class, only changes to the top twenty need to be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint – owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name — Given names

IR

☐ Company name

ACN/ARBN/ABN

)ffice, unit, level, or PO Box number

;treet number and Street name

;uburb/City — ;tate/Territory

'ostcode — ;ountry (if not Australia)

The changes are

hare class ode	hares ıcreased by .. (number)	hares ecreased by .. (number)	lumber now eld	otal $ paid on ıese shares	otal $ unpaid n these hares	ully paid ı/n)	;eneficially eld (y/n)	op 20 ıember (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

)ate
[ ][ ] / [ ][ ] / [ ][ ]
D [M N (Y

Date of entry of member's name in register
(New members only)

)ate
[ ][ ] / [ ][ ] / [ ][ ]
D [M N (Y

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

ʼR

☐ Company name

ACN/ARBN/ABN

ʼffice, unit, level, or PO Box number

ʼtreet number and Street name

ʼuburb/City

ʼtate/Territory

ʼostcode

ʼountry (if not Australia)

The changes are

hare class ode	hares ıcreased by .. (number)	hares ecreased by . .. (number)	lumber now eld	otal $ paid on ıese shares	otal $ unpaid n these hares	ully paid ı/n)	ʼeneficially eld (y/n)	op 20 ıember (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

ʼate
[ ][ ] / [ ][ ] / [ ][ ]
D [M N ʼ Y

Date of entry of member's name in register
(New members only)

ʼate
[ ][ ] / [ ][ ] / [ ][ ]
D [M N ʼ Y

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

ꞮR

☐ Company name

ACN/ARBN/ABN

)ffice, unit, level, or PO Box number

:treet number and Street name

:uburb/City | :tate/Territory

'ostcode | :ountry (if not Australia)

The changes are

hare class ode	hares ıcreased by . . (number)	hares ecreased by . . (number)	lumber now eld	otal $ paid on ıese shares	otal $ unpaid n these hares	ully paid ı/n)	:eneficially eld (y/n)	op 20 ıember (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

)ate
[ ][ ] / [ ][ ] / [ ][ ]
D C M N Y Y

Date of entry of member's name in register
(New members only)

)ate
[ ][ ] / [ ][ ] / [ ][ ]
D C M N Y Y

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

)R

☐ Company name

ACN/ARBN/ABN

)ffice, unit, level, or PO Box number

;treet number and Street name

;uburb/City | ;tate/Territory

'ostcode | ;ountry (if not Australia)

The changes are

hare class ode	hares ıcreased by .. (number)	hares ecreased by .. (number)	lumber now eld	otal $ paid on ıese shares	otal $ unpaid n these hares	ully paid ı/n)	;eneficially eld (y/n)	op 20 ıember (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

)ate
[ ][ ] / [ ][ ] / [ ][ ]
D [M N (Y

Date of entry of member's name in register
(New members only)

)ate
[ ][ ] / [ ][ ] / [ ][ ]
D [M N (Y

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Lisa Nicholson

Capacity

[ ] Director

[X] Company secretary

Signature

Date signed

2	8	/	0	6	/	0	5
D	D		M	M		Y	Y

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[X] Signatory above

[ ] ASIC registered agent above

[ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

'ostcode

:ountry (if not Australia)

›X Number

›X City/suburb

'elephone Number

(03) 9666 4073

Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

SEC File
No. 82-34676

BLUESCOPE STEEL

Coated & Building Products Australia
Analyst Site Visit - Western Port Plant, Hastings

23 June, 2005



Coated & Building Products Australia - Business Segment



Western Port, Hastings
Springhill, Port Kembla
Packaging Products, Port Kembla

Lysaght Australia
Service Centres

Western Port History

Why Western Port?

- Deep water port
- Energy from Bass Strait and Latrobe Valley
- Key southern states customers in the automotive, white goods, drum manufacturing and building industries



Western Port 1973

Milestones

- 1970: Victorian Government approval for a steel plant on 700 Hectare site at Hastings
- 1972: First production units commissioned - John Lysaght (Australia) Limited
- 1978: Hot Strip Mill commissioned
- 1979: Remaining 50% of John Lysaght (Australia) Limited acquired by BHP
- 1980: Around 1800 employees
- 1993: MCL6 added to produce specialty automotive steels
- 2003: Became BlueScope Steel Limited
- 2005: Approximately 1100 employees

Western Port Today

- Experienced workforce with strong depth of process knowledge
- Majority of auto products now metal coated (MCL6)
- One of Victoria's safest and environmentally sustainable manufacturing sites
- Major employer on the Mornington Peninsula
- New production records through the Metal Coating and Paint Lines
- Key strategic alliances underway with Silcar, Toll, Roll Shop Technologies (RST), Cleanaway and Swire
- Supported by experienced suppliers and service sector
- Unique production footprint within BlueScope Steel



Western Port 2004

Western Port Plant Material Flow




Iron Monarch
Slab
Hot Strip Mill
1.43 Mt/a
Pickle Line
1.15 Mt/a
Cold Mill
1.0 Mt/a
Metal Coating Lines
830 kt/a
Paint Lines
330 kt/a
Hot Rolled Strip
Hot Rolled Pickled Strip
Uncoated Strip
Metal Coated Strip
Painted Strip





Capacities represent current maximums

Hot Strip Mill


Furnace
Roughing
Finishing



Process: Slab from Port Kembla is reheated to 1250°C, then descaled, rough rolled to 25mm thick, coiled at the coilbox to retain heat, finish rolled to customer order thickness, then cooled for metallurgical properties and coiled

Output: Hot Rolled coils to export and domestic markets

Hot Rolled coils to the Pickle Line for further processing

Capacity: 1.43 Mt/a

Hot Strip Mill



Roughing Mill

Hot Strip Mill



Roughing Mill

Hot Strip Mill



Entering Coil Box

Hot Strip Mill



Exiting Coil Box

Hot Strip Mill



Finishing Mill

Hot Strip Mill



Recoilers

Continuous Line Concept


ENTRY COILS
WELDER OR STITCHER
ENTRY ACCUMULATOR
PROCESS ZONES
EXIT ACCUMULATOR
SHEAR
EXIT COIL



There are a number of continuous lines at Western Port:

- Pickle Line
- 3 Metal Coating Lines
- 2 Paint Lines

Pickle Line


PICKLE TANKS
RINSE
DRY

Process: Hot rolled coil is processed through hydrochloric acid tanks to clean scale from the strip and is then side trimmed to the required width

Output: Sold as hot rolled pickled coil, or further processed at the Cold Rolling Mill

Capacity: 1.15 Mt/a



Cold Rolling Mill



Process: Hot rolled pickled coil is fed into the Cold Rolling Mill (five stands) that applies roll force (2500t) and tension to the strip reducing the thickness of the strip by up to 80%

Output: Sold as cold reduced uncoated steel, or further processed at the Metal Coating Lines or Uncoated circuit

Capacity: 1.0 Mt/a

Uncoated Circuit





Process: Cold reduced coils are Batch Annealed, Temper rolled (Coil Temper Mill CTM) and Tension Levelled (Tension Leveller Recoil Line TLRL) to impart the desired mechanical properties, shape and surface finish

Output: Sold as uncoated steel products for the automotive and manufacturing industries, or further processed at the Paint Lines

Capacity: 420 kt/a

Metal Coating Lines (No. 4, No. 5 and No. 6)


ENTRY COILS
WELDER OR STITCHER
ENTRY ACCUMULATOR
PROCESS ZONES
EXIT ACCUMULATOR
SHEAR
EXIT COIL




METAL COATING



Skin Passing



Process: Cold reduced coils are hot dipped coated with ZINCALUME® coating (Nos 4 & 5 Lines) or galvanised (zinc) coating (No 6 Line) to provide corrosion protection

Output: Sold as ZINCALUME® coil or galvanised coil to building, manufacturing and automotive industry and feed for our Paint Lines.

ZINCALUME®, ZINCSEAL®, ZINCANNEAL®, GALVASPAN®

Capacity: 830 kt/a

Coil Paint Lines (No. 2 and No. 4)


ENTRY COILS
WELDER OR STITCHER
ENTRY ACCUMULATOR
PROCESS ZONES
EXIT ACCUMULATOR
SHEAR
EXIT COIL


PAINTING THE STRIP


Laminating

Process: Uncoated or metal coated strip is thoroughly cleaned and chemically treated to provide best surface to apply a primer coat followed by a finish coat of paint, via roller application, which is then oven cured

Output: Building, packaging and manufacturing markets
COLORBOND®, AQUAPLATE®
Typically 2–5 tonne coils

Capacity: 330 kt/a



Safety

Lost Time Injury Frequency Rate



30
25
20
15
10
5
0
12MMA
Sep-92
Dec-92
Mar-93
Jun-93
Sep-93
Dec-93
Mar-94
Jun-94
Sep-94
Dec-94
Mar-95
Jun-95
Sep-95
Dec-95
Mar-96
Jun-96
Sep-96
Dec-96
Mar-97
Jun-97
Sep-97
Dec-97
Mar-98
Jun-98
Sep-98
Dec-98
Mar-99
Jun-99
Sep-99
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05

MTI Frequency Rate



16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
2005
YTD

Audit Participation



100
90
80
70
60
%
50
40
30
20
10
0
2002
2003
2004
2005
YTD

Environment and Community

Environment



- Excellent environmental performance
- EPA Accredited Licence since June 1996
- Certified to ISO14001
- Environmental Improvement Plan in partnership with the EPA
- Tidy Town Award (second year)
- Achieved stretch targets for energy intensity reduction and water discharge
- Extensive recycling program including 99% of water, 100% of by-product steel, 95% of oxide and 100% of scale, along with rags, gloves and oil



Community

- Active Community Liaison Committee
- Sponsor many community activities such as Fit to Drive, Schools Environment Week, Pelican Park Aquatic Centre
- Strong relationship with local campus of Monash University

Our Markets and Supply Chain


Western Port
Domestic
Export
Direct
Service
Centres
Distributors
Off-shore customers
Building &
Construction
Manufacturing
Automotive

Our Markets

Domestic Steel Market

- Strong 2 years
- Some softening in the residential market however increases in:
  - Alterations
  - Non-residential development in infrastructure and warehouses
- Stable automotive market supported by increased exports

Export Steel Market

- Export adjusted to mirror domestic cycle and meet BlueScope Steel requirements

Competitors

- Cement and terracotta tiles (roofing)
- Tilt-up concrete (buildings)
- Plastic (rainwater tanks, drums etc.)
- Steel importers

Our Product Range

Across
BlueScope Steel

COLORBOND®

ZINCALUME®

GALVASPAN®

Unique to Western Port

ZINCANNEAL®

ZINCSEAL®

AQUAPLATE®

UNCOATED

HOT ROLLED > 1500 mm wide

Width of Lines HSM, MCL6, CPL2











Our Solutions





Product innovation

- New house-framing product to be launched later this year
- New HYDRORIB® steel for water management
- Anti-graffiti fencing solution under development

Supply Chain solutions

- Supplying all domestic automotive customers advanced delivery offers on specialist grade products in 16-48 hours
- Improved lead times (and inventory) for key customers

Customer and market solutions

- Water management solutions for new housing estates
- Working with customers in new product development – for example, new design of insulated panel
- Innovative relationships with RAIA and architects

Manufacturing Excellence


Stakeholder Promises
Manufacturing Excellence
Safety
Delivery Performance
Supply Chain Velocity
Process Capability
Asset Utilisation
Conversion Cost
High Performance Work Teams
Operating Discipline Platform

Manufacturing Excellence

Delivery Performance



Current Position
%
100
95
90
85
80
75
70
65
60
1999
2000
2001
2002
2003
2004
2005 YTD

Inventory



kT
250
200
150
100
50
0
1998
1999
2000
2001
2002
2003
2004

Customer Complaints



$M
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
-
95
96
97
98
99
00
01
02
03
04
05 YTD

Hot Strip Tonnes per Employee



1200
1000
800
600
400
200
0
1999
2000
2001
2002
2003
2004
2005 Annualised

Workforce Reform

Employee Numbers



2001
2002
2003
2004
2005 YTD

Overtime

(hours per employee per week)



2001
2002
2003
2004
2005 YTD

Absenteeism

(shifts absent per annum per employee)



2001
2002
2003
2004
2005 YTD

- Labour efficiencies a key reform program
- Reduction in base numbers assists long-term competitiveness
- Overtime – spike due to order surge pre-Christmas and post-industrial recovery

Investing for the Future

Enterprise Bargaining Agreement (EBA)

- Objectives: Longer term agreement, Affordable and Competitive, Site based
- Main offer made August 2004
- Union tactics to stall
- Employees accepted in November
- EBA certified March 2005
- Outcome: 3 + 1 years, Site based and Competitive

Contractor Dispute

- Union led (ETU) - Alleged safety issues and support for BlueScope Steel electricians
  - Strong message to business and governments
- Substantial customer and supplier support
- Successful outcome through the AIRC

Going forward

Core Strategies

Market Growth and BlueScope Steel Support

Actions:
- Support Coated Products Australia growth in Australia
- Value added new products and solutions
- New building innovations
- Marketing excellence
- Export - support other BSL requirements

Manufacturing Excellence

Actions:
- Safety
- Delivery performance
- Supply Chain Velocity
- Process capability
- Asset utilisation
- Conversion costs
- High performance work teams

People

Actions:
- Continued workforce engagement
- High performing and flexible workforce
- Bench strength
- Networks across BlueScope Steel

Asset Management

Actions:
- Alliances
- Right infrastructure to support Marketing strategies [Market Offer]

Enabling Strategies

Zero harm	Continued employee engagement	Rigorous capital management
Supply Chain solutions	Enhanced business system capability	Strategic partnerships and alliances

Our Success



Toyota Presidents Award



Development of a New 'In House' Roughing Mill Gauge on the HSM

Cost Saving and Productivity Improvement Solutions



Roll Cooling System at the HSM Finishing Mill

BLUESCOPE STEEL

Coated & Building Products Australia
Analyst Site Visit - Western Port Plant, Hastings

23 June, 2005



Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	15,736,867	143,228
4	Total consideration paid or payable for the shares	$123,693,867	$1,118,584

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 20-May-05 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.82 lowest price paid: $7.77 highest price allowed under rule 7.33: $8.4630

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	19,119,905

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 9/6/05
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	15,336,867	400,000
4	Total consideration paid or payable for the shares	$120,515,600	$3,178,266

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 20-May-05 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.99 lowest price paid: $7.93 highest price allowed under rule 7.33: $8.4924

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	19,263,133

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 8/6/05
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

+ See chapter 19 for defined terms.

NEW ZEALAND STEEL

Analyst Site Visit

New Zealand Steel

June 2005

Important Notice

THIS PRESENTATION IS NOT AND DOES NOT FORM PART OF ANY OFFER, INVITATION OR RECOMMENDATION IN RESPECT OF SECURITIES. ANY DECISION TO BUY OR SELL BLUESCOPE STEEL LIMITED SECURITIES OR OTHER PRODUCTS SHOULD BE MADE ONLY AFTER SEEKING APPROPRIATE FINANCIAL ADVICE. RELIANCE SHOULD NOT BE PLACED ON INFORMATION OR OPINIONS CONTAINED IN THIS PRESENTATION AND, SUBJECT ONLY TO ANY LEGAL OBLIGATION TO DO SO, BLUESCOPE STEEL DOES NOT ACCEPT ANY OBLIGATION TO CORRECT OR UPDATE THEM. THIS PRESENTATION DOES NOT TAKE INTO CONSIDERATION THE INVESTMENT OBJECTIVES, FINANCIAL SITUATION OR PARTICULAR NEEDS OF ANY PARTICULAR INVESTOR.

TO THE FULLEST EXTENT PERMITTED BY LAW, BLUESCOPE STEEL AND ITS AFFILIATES AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS, ACCEPT NO RESPONSIBILITY FOR ANY INFORMATION PROVIDED IN THIS PRESENTATION, INCLUDING ANY FORWARD LOOKING INFORMATION, AND DISCLAIM ANY LIABILITY WHATSOEVER (INCLUDING FOR NEGLIGENCE) FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS PRESENTATION OR RELIANCE ON ANYTHING CONTAINED IN OR OMITTED FROM IT OR OTHERWISE ARISING IN CONNECTION WITH THIS.

History

The beginning of an era (1950s - 1960s)

- New Zealand Steel Investigating Company set up by the New Zealand government
- New Zealand Steel Limited formed as a private company
- Commenced commercial operations with a Galvanising Line in 1968

Pioneering new technology (1970s)

- Pioneering Iron and Steel making facilities commissioned
- Hollow Sections Plant commissioned

Expansion during turbulent times (1980s)

- 'Think Big' commissioned a Continuous Slab Caster, Hot Mill, Cold Mill and Paint Line
- New Zealand government acquired 90% shareholding following a capital reconstruction
- Acquired by Equiticorp on the eve of the '87 Crash
- Acquired by Helenus Corporation (Fisher & Paykel, Steel & Tube, ANZ Bank and BHP)

Consolidation and operational stability (1990s)

- BHP takes a controlling interest and forecasts closure of steelmaking facilities by 2007

A "boutique steel mill" creating shareholder value (2000s)

- New Zealand Steel reports its first ESVA positive annual result 30 June 2004
- Positioned to realise the competitive advantage of our unique process and abundant natural resources
- Achieving new records in safety, production, quality, environment and financial performance

Today

- Integrated mill with 630,000 tonnes of steel making capacity with metal coating, painting, hollow sections and structural beam facilities
- Mastered a unique direct reduction process
- Control over raw materials
- Captured a niche market position as New Zealand's only producer of flat products
- Continued focus on operational efficiencies and reliability improvements
- Highly educated and engaged workforce
- Enviable safety, environmental and community record
- The single largest employment site in New Zealand
- Has an important role to play in BlueScope Steel's portfolio



Safety & Environment

Safety Performance


Lost Time Injury Frequency Rate
8
7
6
5
4
3
2
1
0
2000
2001
2002
2003
2004
1H05


Medical Treated Frequency Rate
30
25
20
15
10
5
0
2000
2001
2002
2003
2004
1H05

- Record LTIFR for 1H05 0.6
- Record rolling 12 month LTIFR 0.3
- Safety audit participation 99%

- Record MTIFR for 1H05 6.3
- Record rolling 12 months MTIFR 5.5
- Record low all injury rate

Environment


Environmental Compliance %
100
99
98
97
96
95
2000
2001
2002
2003
2004
1H05

- Compliance 99.9% despite new resource consents with tighter limits (>1000 measurements per month)
- Projects underway to reduce minor non-compliances in water volume and suspended solids

Operations

Glenbrook

- Iron and Steel Mill
- Hot and Cold Rolling Mills
- Dual Pot Metal Coating Line
- Paint Line
- Hollow sections plant

Waikato North Head Mine

- 1.3mt concentrated iron sand slurry pumped to Glenbrook

Taharoa Mine

- 1.0mt concentrated iron sand mined and shipped to Asia

Auckland

- Structural Beam plant and port facilities

Tauranga Wharf

- Deep sea export port facilities (Toll Logistics)


Auckland
Glenbrook
Tauranga Wharf
Waikato North Head
Taharoa
Wellington
Christchurch
Dunedin

Raw Materials

Iron Sand Concentrate (Waikato North Head Mine)
- Iron sand mined and concentrated on site - contains 58.5% Fe
- 13mt of contained product in probable reserves and 16mt of contained product in proven reserves
- Additional 591mt of inferred resource
- 1.3mt of concentrate is slurry pumped 18km underground to Glenbrook each year
- Dewatered at Glenbrook and feed with coal and lime into MHF



Coal (Solid Energy)
- Thermal coal mined by Solid Energy in the Waikato
- 0.8mt transported by rail to Glenbrook each year
- Contract until 2007 - annual price and quarterly PPIQ adjustment

Lime (McDonalds Lime - 28% NZS owned)
- 34kt lime (oxide and chip) quarried and processed at Otorohanga
- Railed and trucked to Glenbrook

Export Iron Sand Concentrate (Taharoa Mine)
- Iron sand mined and concentrated on site - contains 58.5% Fe
- 25mt of contained product in probable reserves and 19mt of contained product in proven reserves
- 1mt of concentrate is slurry pumped to a buoy 3km offshore and shipped to China and Japan
- Historically blast furnace lining but successfully repositioned as blast furnace feed



Sustainable Energy

Electricity

- 60% cogeneration
- Cogeneration contract with Alinta until 2007
- Currently negotiating a long term contract

Natural Gas

- Existing contract expires 2005
- Currently negotiating a long term contract

Negotiated Greenhouse Agreement (NGA)

- NZS has a history of investment in emission reduction initiatives including cogeneration
- DRI process considered best practice in carbon emissions
- Satisfied requirements to negotiate an NGA
- Negotiations likely to be completed by December 2006
- Likely to be dealt with favourably by NZ government



Unique Direct Reduction Process


New Zealand Steel's
Iron Plant
Coal and Concentrated Iron Sand
Coal delivered by rail from Huntly
Iron sand pumped via a slurry pipe line from the mine site at Waikato North Head
Hot gases produce steam and 60% of the site's electricity needs
Air
Rotary Kilns (4)
Iron oxide is reduced to sponge iron as char(carbon) is burnt
Hot iron sand & char
Multi Hearth Furnaces (4)
Volatile fractions in the coal are burnt off
Hot Reduced Primary Concentrate and residual carbon
Elevated Transfer Container
Electrical energy
Carbon paste electrode
Primary concentrate is melted by electric arc
Impurities are removed as slag
Molten Slag
Molten Pig Iron
Melters (2)
Slag Bowl
Iron ladle
New Zealand Steel's
Steel-making Plant
Oxygen
Vanadium Recovery Unit (1)
Controlled oxygen blowing releases a vanadium rich slag
Vanadium oxide slag is racked off
Hot gases are cleaned
Oxygen
Molten iron & scrap are charged into the vessel
KOBM Oxygen
Steel Converter Vessel (1)
The vessel is rotated and oxygen is blown through the bottom tuyeres and top lance. Carbon is consumed and the temperature rises.
Sulphur and phosphorus are removed as slag in the steel conversion process
Molten steel is tapped into casting ladle
Oxygen & Lime
Slab Casting
Machine (1)
Continuous casting is achieved by rotating the turret when a ladle is empty. The tundish maintains the flow to the mould.
Rotating Ladle Turret (1)
Tundish
Water cooled mould
Rollers support the outer crust of the slab until the core solidifies
Water sprays cool the slab
Manganese, silicon are added as required to achieve the grade
Slabs are cut to length
Oxygen
Slabs are cooled outside and scheduled for rolling according grade and width

Product Flow*

*Indicative annual prime production and sales (t)



Mine Sites
Iron Sand Concentrate
2.3mt
Export
Iron Sand
Concentrate
1.0mt
Export
Vanadium Slag
14 kt
New Zealand Steel
0.6mt Slab
0.6mt Hot Rolled
Export Hot Rolled
40%
Cold Strip Mill
50%
Domestic Pipe
5%
Domestic Hot Rolled
5%
Export Cold Rolled
15%
Coating lines
70%
Domestic Cold Rolled
15%
Export Metal Coated
20%
Domestic Metal Coated
60%
Domestic Painted
20%

Our Markets

Growing the NZ domestic market



Domestic Sales kt
450
400
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
1H05

- Strong New Zealand economy and immigration have driven residential growth
- Non-residential is offsetting softening residential
- Secondary export market is growing

Reducing dependence on Deep Sea Exports



Export Sales kt
450
400
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
1H05

- Increased metal coating and paint line capacity will be used to fill Pacific Island and Australian markets
- Export tonnes optimised in more profitable markets

Domestic Steel Market

Economic outlook

- NZ economy growing steadily
- Residential growth softening
- Non residential growth strengthening
- Barriers to entry will preserve steel price premium

Top 5 Domestic Customers

- Fletcher Building
- Steel & Tube
- Metalcraft
- Vulcan Steel
- Versatile Buildings



Major Competitors

- Pacific Coil Coaters – prepainted steel
- Smorgon Tube Mills - hollow sections
- OneSteel - beams and galvanised RHS
- Steel importers – coated products

New Zealand Steel – Domestic Sales FY04

Indicative Product Mix (t)



Painted
15%
Metal Coated
45%
Cold Rolled
15%
Pipe
10%
Hot Rolled
15%

Indicative Sales by Sector (t)



Manufacturing
10%
Distribution
25%
Agriculture
15%
Building &
Construction
50%

FY04 Domestic Despatches 261,000t

New Zealand Steel – Export Sales FY04

Indicative Product Mix (t)


Other
5%
Metal Coated
10%
Cold Rolled
15%
Hot Rolled
70%

Indicative Sales by Region (t)


North America
30%
Asia,
25%
Other
5%
Pacific Islands
10%
Australia
30%

FY04 Export Despatches 325,000t

Other revenue streams

Iron Sand

- Iron sand successfully repositioned as a blast furnace feed – price premium
- Contracts in place with Japan and China

Vanadium Slag

- Buoyant world prices
- Record iron production leading to increased volumes
- Investigating technologies to extract more vanadium

Scrap

- Record iron production leading to surplus uprisings in plate iron – high grade scrap

Steltech Structural

- Investigating making frames for pre-engineered buildings

Slag

- Sold as road base by SteelServ

Manufacturing Excellence



Slab tonnes per Employee
600
500
400
300
200
100
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 1H05



Domestic Delivery Performance %
95
90
85
80
75
70
65
2000 2001 2002 2003 2004 1H05

- Productivity has improved 18% since 2000

- Significant improvements to demand planning process
- Customer integration project commenced

Manufacturing Excellence

Slab Production (t)



700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
1H05

Metal Coating Prime %



96
95
94
93
92
91
90
2000
2001
2002
2003
2004
1H05

Slab Prime First Time %



97
96
95
94
93
92
91
90
2000
2001
2002
2003
2004
1H05



Financial Performance

Fiscal Year	2000	2001	2002[1]	2003			2004			2005[2]
				1H	2H	FY	1H	2H	FY	1H
Raw Steel (kt)	555	602	552	305	315	620	309	302	611	336
Sales Revenue $A	466	471	469	275	274	549	272	288	560	377
EBITDA $A	78	76	43	38	43	81	38	56	94	100
EBIT $A	47	47	12	21	23	44	20	39	59	87
Capital Expenditure $A	5	14	23	2	8	10	8	19	27	9
Sales Volume (kt)										
Domestic	184	240	238	130	126	256	135	126	261	161
Export	373	298	284	167	175	342	146	179	325	154
Total	557	538	522	297	301	598	281	305	586	315

1. 2002 included Melter Reline
2. 2H 2005 includes 2 kiln shuts and steel plant shut

Capital Expenditure Profile

Major Capital Projects

1995

• Taharoa deredge rebuild $7m

1996

• Roll grinder $4.2m (part in 1995)

• Hollow Sections Upgrade $4m

• Melter tapping floor upgrade $5m

1997

• Cold Rolled Full Hard Stage 1 $16.2m (part in 1996)

1998

• Melter 1 Reline $24.2m (part in 1997)

2002

• Melter 2 Reline $15.5m (part in 2001)

2004-2005

• Metal Coating Line Upgrade $13.9m

• Paint Line Upgrade $3m

• SAP ERP $12.4m (full year)


Capital Expenditure A$m
60
50
40
30
20
10
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
1H05

Strategy

Core Strategies

Protect and incrementally grow the New Zealand domestic market

Actions:
- Develop new products and services
- Customer service excellence
- Marketing excellence

Reduce dependence on deep sea exports

Actions:
- Grow Australian market
- Grow the Pacific Island market
- Optimise deep sea exports
- Increase coated steel capacity

Vigorous pursuit of manufacturing excellence

Actions:
- Increase throughput
- Improve process capability & control
- Reduce costs
- Develop high performance teams

Maximise the value of new revenue streams & growth opportunities

Actions:
- Grow the iron sands and vanadium business
- Evaluate opportunities to further exploit our unique process and raw materials position

Enabling Strategies

Achieve zero harm	Develop human resource capability	Rigorous capital management
Enhanced communication systems & public relations	Enhanced systems capability	Reduced procurement spend

NEW ZEALAND STEEL

Analyst Site Visit

New Zealand Steel

June 2005

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 3 June 2005

NEW EXECUTIVE APPOINTMENTS AT BLUESCOPE STEEL

BlueScope Steel today announced the appointment of Noel Cornish as President Australian and New Zealand Industrial Markets, with responsibility for the Port Kembla Steelworks and New Zealand Steel businesses.

Brian Kruger, currently BlueScope Steel's Chief Financial Officer, has been appointed to succeed Mr Cornish in the role of President Australian Manufacturing Markets.

Gerard Hammond, currently BlueScope Steel's Corporate Treasurer, will be appointed Chief Financial Officer on an acting basis. A search to identify external and internal candidates to replace Mr Kruger will commence immediately.

Bill Jacob, who has been Acting President Industrial Markets since 1 April 2005, will continue in his current role as President New Zealand Steel, with his responsibilities extended to include BlueScope Steel's Pacific Islands business.

All of these appointments will be effective 1 July 2005.

About BlueScope Steel Limited (ASX: *BSL*)

BlueScope Steel is an international flat steel solutions company, with a manufacturing and marketing footprint spanning Australia, New Zealand, Asia and North America. The Company is the global leader in the provision of high quality metallic coated and painted steel products for the building and construction sector, and also supplies customers in the general manufacturing, automotive and packaging sectors.

BlueScope Steel operates a 5.1 million tonnes per annum integrated steelworks at Port Kembla, Australia, a 650,000 tonnes per annum integrated steelworks in New Zealand, and has a 50 per cent interest in a steel mini-mill in Delta, Ohio. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and under construction in China and Vietnam. BlueScope Steel has a network of more than 50 rollforming facilities in 13 countries that is unmatched by any other steel company, and is the market leader in steel pre-engineered buildings in China and North America.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media

Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investor

John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bluescopesteel.com

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	15,077,669	259,198
4	Total consideration paid or payable for the shares	$118,446,996	$2,068,605

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 20-May-05 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.99 lowest price paid: $7.94 highest price allowed under rule 7.33: $8.3811

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	19,663,133

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 1/6/05
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	15,047,799	29,870
4	Total consideration paid or payable for the shares	$118,208,334	$238,661

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 20-May-05 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.99 lowest price paid: $7.99 highest price allowed under rule 7.33: $8.4084

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	19,922,331

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 30/5/05
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	14,567,605	480,194
4	Total consideration paid or payable for the shares	$114,399,635	$3,808,699

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 20-May-05 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.97 lowest price paid: $7.90 highest price allowed under rule 7.33: $8.3979

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	19,952,201

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 27/5/05
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

SEC File No. 82-34676

Rule 3.8A

RECEIVED SEP 0 2 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 213

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99 Origin: rule 3.6, Appendix 7C Amended 30/9/2001

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	14,100,257	467,348
4	Total consideration paid or payable for the shares	$110,731,967	$3,667,668

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 20-May-05 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.92 lowest price paid: $7.79 highest price allowed under rule 7.33: $8.4462

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	20,432,395

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 26/5/05
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	13,974,043	126,214
4	Total consideration paid or payable for the shares	$109,724,287	$1,007,680

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 20-May-05 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.99 lowest price paid: $7.98 highest price allowed under rule 7.33: $8.4273

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	20,899,743

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 25/5/05
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	13,806,937	167,106
4	Total consideration paid or payable for the shares	$108,394,908	$1,329,380

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 20-May-05 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.99 lowest price paid: $7.87 highest price allowed under rule 7.33: $8.2488

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	21,025,957

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....: Date: 23/5/05
~~(Director~~/ Company Secretary)

Print name: Lisa M Nicholson

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	13,386,937	420,000
4	Total consideration paid or payable for the shares	$105,067,500	$3,327,408

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 20-May-05 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $8.00 lowest price paid: $7.88 highest price allowed under rule 7.33: $8.2320

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	21,193,063

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 20/5/05
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	13,336,937	50,000
4	Total consideration paid or payable for the shares	$104,667,500	$400,000

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 19-May-05 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $8.00 lowest price paid: $8.00 highest price allowed under rule 7.33: $8.2005

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	21,613,063

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 19/5/05
~~(Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	13,040,698	296,239
4	Total consideration paid or payable for the shares	$102,326,145	$2,341,355

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 12-May-05 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.96 lowest price paid: $7.82 highest price allowed under rule 7.33: $8.1942

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	21,663,063

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 18/5/05
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	12,777,673	263,025
4	Total consideration paid or payable for the shares	$100,296,164	$2,029,981

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 12-May-05 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.75 lowest price paid: $7.69 highest price allowed under rule 7.33: $8.2425

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	21,959,302

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17/5/05
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	11,897,673	880,000
4	Total consideration paid or payable for the shares	$93,536,616	$6,759,548

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 12-May-05 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.75 lowest price paid: $7.64 highest price allowed under rule 7.33: $8.3013

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	22,222,327

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16/5/05
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	11,427,673	470,000
4	Total consideration paid or payable for the shares	$89,867,890	$3,668,726

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 12-May-05 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.83 lowest price paid: $7.78 highest price allowed under rule 7.33: $8.2992

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	23,102,327

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13/5/05
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	10,857,673	570,000
4	Total consideration paid or payable for the shares	$85,338,235	$4,529,656

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 12-May-05 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $8.00 lowest price paid: $7.86 highest price allowed under rule 7.33: $8.2866

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	23,572,327

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 12/5/05
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	10,325,673	532,000
4	Total consideration paid or payable for the shares	$81,146,181	$4,192,054

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 10-May-05 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.91 lowest price paid: $7.83 highest price allowed under rule 7.33: $8.2047

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	24,142,327

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 11/5/05
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	10,004,633	321,040
4	Total consideration paid or payable for the shares	$78,578,632	$2,567,550

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 10-May-05 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $8.00 lowest price paid: $7.98 highest price allowed under rule 7.33: $8.0997

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	24,674,327

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 10/5/05
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,674,633	330,000
4	Total consideration paid or payable for the shares	$75,954,307	$2,624,325

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 9-Dec-04 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.99 lowest price paid: $7.90 highest price allowed under rule 7.33: $8.0472

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	24,995,367

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 9/5/05
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,534,633	140,000
4	Total consideration paid or payable for the shares	$74,863,329	$1,090,978

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 9-Dec-04 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.80 lowest price paid: $7.79 highest price allowed under rule 7.33: $8.0115

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	25,325,367

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 6/5/05
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

No. 82-34676

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 4 May 2005

BLUESCOPE STEEL ANNOUNCES RESUMPTION OF ITS ON-MARKET SHARE BUY-BACK PROGRAM

Following the successful completion of BlueScope Steel's $200 million off-market share buy-back, the Company today announced the resumption of its on-market share buy-back program.

The Company originally announced its on-market share buy-back program in August 2004 and advised that it intended to buy-back a maximum of 18.4 million shares. To date, shares purchased under the on-market share buy-back program total 9,534,633 million. Forms were lodged with the ASX today amending the maximum number for the on-market program to 35 million shares (inclusive of the 9,534,633 already purchased).

Shareholder approval will not be required as the Company remains within the limits permitted under Section 257B of the Corporations Act which permit companies to purchase, without shareholder approval, up to 10% of their issued capital within a 12 month period.

The Company recently completed its off-market buy-back program under which it purchased a total of 25,856,197 shares.

In making today's announcement, the Company noted that the actual shares to be purchased under the amended on-market program would be dependent on market conditions and the need to retain sufficient balance sheet flexibility to fund new growth opportunities.

The Company also advised that its continuing strong cash flow coupled with its low gearing will enable new growth opportunities to be pursued while at the same time maintaining its balanced approach of returning capital to shareholders, noting that since listing, the Company has purchased to date, both on and off market, a total of 96,069,983 shares.

About BlueScope Steel Limited (ASX: *BSL*)

BlueScope Steel is an international flat steel solutions company, with a manufacturing and marketing footprint spanning Australia, New Zealand, Asia and North America. The Company is the global leader in the provision of high quality metallic coated and painted steel products for the building and construction sector, and also supplies customers in the general manufacturing, automotive and packaging sectors.

BlueScope Steel's strategy is to grow the proportion of earnings generated from downstream value-added steel products, by capitalising on high growth markets in Asia, providing leading product and service offers, and through successful inter-material competition based on the superior properties of steel products.

BlueScope Steel's strengths include its unrivalled network of manufacturing facilities in Asia, proprietary coating and painting technologies and strong brands, including COLORBOND® steel, ZINCALUME® steel, the LYSAGHT® range of steel building products and the BUTLER® brand of pre-engineered steel buildings.

BlueScope Steel operates a 5.1 million tonnes per annum integrated steelworks at Port Kembla, Australia, a 650,000 tonnes per annum integrated steelworks in New Zealand, and has a 50 per cent interest in a steel mini-mill in Delta, Ohio. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and under construction in China and Vietnam. BlueScope Steel has a network of more than 50 rollforming facilities in 13 countries that is unmatched by any other steel company, and is the market leader in steel pre-engineered buildings in China and North America.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media

Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investor

John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bluescopesteel.com

Rule 3.8.4

Appendix 3D

Changes relating to buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
BlueScope Steel Limited	16 000 011 058

We (the entity) give ASX the following information.

1	Date that an Appendix 3C or the last Appendix 3D was given to ASX	19 August 2004 (On-market buyback)

Information about the change

Complete each item for which there has been a change and items 9 and 10.

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	**Column 2** (Details of change to buy-back proposals)
	On-market buy-back		
2	Name of broker who will act on the company's behalf	ABN AMRO Equities Australia Limited	
3	Deleted 30/9/2001.		
4	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage. The reference to a maximum number is to the total number including shares already bought back and shares remaining to be bought back. If the total has not changed, the item does not need to be completed.	18.4 million shares	35 million shares

+ See chapter 19 for defined terms.

	Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)
5 If the company intends to buy back a maximum number of shares - the number remaining to be bought back	8,865,367	25,465,367 (Total of 35,000,000 shares less 9,534,633 already bought back under the on-market buyback)
6 If the company intends to buy-back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	2 September 2005	
7 If the company intends to buy back shares if conditions are met - those conditions	N/A	

All buy-backs

8 Any other change	N/A	
9 Reason for change	N/A	

+ See chapter 19 for defined terms.

10	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 4/5/05....
(~~Director~~/Company secretary)

Print name: ..Lisa Nicholson..

== == == == ==

+ See chapter 19 for defined terms.

No. 82-34676

BLUESCOPE STEEL

20 April 2005

Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

Cancellation of shares pursuant to off-market share buy-back / Issue of shares under Employee Share Plan 2004

Please note that the following BlueScope Steel ordinary shares have been cancelled since the last advice on 25 February 2005:

Date	Number of shares cancelled / issued	Number of shares on issue (following cancellation)
Carried forward from 25 February 2005: 740,108,719	-	740,108,719
Add Total issued shares on 8 March 2005	34,650	740,143,369
12 April 2005: Total cancelled shares under off market buyback	25,856,197	**714,287,172**

The total consideration in respect of the cancelled shares was $200,385,526.75.

Yours faithfully

Lisa Nicholson
Assistant Company Secretary

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BlueScope Steel Limited

ACN/ABN
16 000 011 058

Corporate key
78852356

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Lisa Mary Nicholson

ASIC registered agent number (if applicable)

Telephone number
03 9666 4073

Postal address
PO Box 18207 Collins Street East
Melbourne VIC 3003

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Lisa Nicholson

Capacity
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
20/04/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☑ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☑ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	25,856,197	$200,385,526.75

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

12/04/05
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	34,650	$7.86	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

08/03/05

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
BlueScope Steel Limited	16 000 011 058

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	Selective buy-back on equal access buy-back conditions (as modified)

Details of all shares bought back

2	Number of shares bought back	25,856,197
3	Total consideration paid or payable for the shares	$200,385,526.75
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: N/A date: lowest price: N/A date:

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 12 April 2005
(Director/Company secretary)

Print name: ......Lisa M Nicholson..........................

== == == == ==

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 12 April 2005

BLUESCOPE STEEL SUCCESSFULLY COMPLETES $200 MILLION OFF-MARKET SHARE BUY-BACK

BlueScope Steel Limited (ASX:BSL) today announced the successful completion of its off-market share buy-back. A total of 25,856,197 shares, 3.5% of its issued share capital, were bought back at $7.75 per share for a total cost of $200.4 million.

The buy-back price has been set at $7.75 per share, representing a 9% discount to the volume weighted average price of BlueScope Steel Limited shares over the five days up to and including the closing date of the buy-back[1]. It also represents a discount of 11.7% to the closing price for BlueScope Steel Limited on 8 April 2005 which was $8.78.

BlueScope Steel's Managing Director and CEO, Mr Kirby Adams, said:

"Given the Company's exceptional performance since its public listing, its continued focus on returning funds to shareholders and investing in growth initiatives, buying back shares at these levels represents excellent long term value for all shareholders."

"Shareholders whose shares have been purchased by the Company in the tender process may receive certain tax benefits depending on their circumstances. Shareholders who chose not to participate will benefit from enhanced earnings per share, return on equity and a more efficient capital structure."

All shares tendered as Final Price Tenders and at discounts of 9% or greater have been accepted in full, subject to any minimum price condition. BlueScope Steel will not buy back shares tendered at discounts from 5% to 8%, inclusive. Tenders conditional on minimum prices of $8.20 or above will also not be bought back.

For shareholders who have successfully tendered their shares, $4.68 of the buy-back price is treated for Australian tax purposes as a fully franked dividend. For Australian capital gains tax purposes, the deemed capital proceeds are $4.79, being the $3.07 capital component plus $1.72, being the excess of the Tax Value[2] over the buy-back price.

Payment for shares bought back will be credited to nominated accounts and cheques posted to shareholders by no later than 19 April 2005. Shares that have been tendered into the buy-back but not bought back are expected to be released to shareholders' holdings on or about Tuesday, 12 April 2005.

[1] *BlueScope Steel Limited's cumulative VWAP, as adjusted for not-at-market trades, for the 5 days to 8 April, 2005 was* $8.5184.

[2] The Tax Value of $9.47 was calculated as $9.48 adjusted by the movement in the S&P/ASX 200 Index from the opening level of 4168.8 on 21 February 2005 to the closing level of 4165.6 on 8 April 2005, as agreed with the Australian Tax Office.

Shareholders who have any enquiries in relation to their tenders may contact the Buy-Back enquiry line on 1800 448 909 toll free within Australia or +61 3 9615 9047 if calling from outside Australia.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media

Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: sandi.harwood@bluescopesteel.com

Investor

John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4051
Mobile: +61 (0)419 893 491
E-mail: john.knowles@bluescopesteel.com

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 10 March 2005

BLUESCOPE STEEL ANNOUNCES KEY EXECUTIVE APPOINTMENT

BlueScope Steel today announced the appointment of Lance Hockridge as President North America, effective 1 April 2005. Mr Hockridge will be based in Dallas, Texas, once US immigration processes are concluded. He will continue to report to Managing Director and CEO Mr Kirby Adams and be a member of BlueScope Steel's Executive Leadership Team.

In this new role, Mr Hockridge will have continuing responsibility for BlueScope Steel's Butler Buildings and Vistawall businesses in North America and the company's 50 per cent interest in North Star BlueScope Steel and 47.5 per cent interest in the Castrip® joint venture. He will also assume a shared responsibility for BlueScope Steel's North American trading operations.

BlueScope Steel Managing Director and CEO Kirby Adams said, "For the past five years, as President Industrial Markets, Lance Hockridge has provided outstanding leadership to our company's steelmaking businesses. The record levels of profitability now being achieved by Port Kembla Steelworks, New Zealand Steel and North Star BlueScope Steel are testament to the success of the high performance business programs implemented under his leadership.

"In this new role, Lance will focus on growing the value of BlueScope Steel's North American business and further strengthening our global marketing and product capabilities."

Mr Bill Jacob, currently President New Zealand Steel, will assume responsibility for both Port Kembla Steelworks (on an acting basis) and New Zealand Steel. A permanent appointment to lead Port Kembla Steelworks will be announced in due course.

About BlueScope Steel Limited (ASX: *BSL*)
BlueScope Steel is an international steel solutions company, with a manufacturing and marketing footprint spanning Australia, New Zealand, Asia and North America.

The Company is a global leader in the provision of high quality metallic coated and painted steel products for the building and construction sector, and also supplies customers in the general manufacturing, automotive and packaging sectors.

BlueScope Steel's strategy is to grow the proportion of earnings generated from downstream value-added steel products, by capitalising on high growth markets in Asia, providing leading product and service offers, and through successful inter-material competition based on the superior properties of steel products.

BlueScope Steel's strengths include its unrivalled network of manufacturing facilities in Asia, proprietary coating and painting technologies and strong brands, including COLORBOND® steel, ZINCALUME® steel, the LYSAGHT® range of steel building products and the BUTLER® brand of pre-engineered steel buildings.

BlueScope Steel operates a 5.1 million tonnes per annum integrated steelworks at Port Kembla, Australia, a 0.6 million tonnes per annum integrated steelworks in New Zealand, and has a 50 per cent interest in a 1.7 million tonnes per annum steel mini-mill in Delta, Ohio. Additional steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and under construction in China and Vietnam. BlueScope Steel has a network of more than 50 rollforming facilities in 13 countries and is the market leader in pre-engineered metal buildings in China and North America.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media

Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investor

John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bluescopesteel.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BlueScope Steel Limited

ABN

16 001 011058

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	34,650 issued
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	34,650 shares issued shares issued pursuant to Employee Share Ownership Plan ("ESOP") 2004

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Issued at $7.86 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	34,650 shares issued shares issued pursuant to Employee Share Ownership Plan ("ESOP") 2004
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 March 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	740,143,369	ORD

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary securities.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8/8/2005
SECRETARY

Print name: LISA NICHOLSON

== == == == ==

+ See chapter 19 for defined terms.

BLUESCOPE STEEL

SEC File
No. 82-34676

BlueScope Steel Limited
ABN 16 000 011 058
11/120 Collins Street
Melbourne VIC 3000
PO Box 18207
Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

9 March 2005

Australian Stock Exchange
Level 3
Stock Exchange Centre
530 Collins Street
Melbourne Vic 3000

Dear Sirs

Buy Back Documents

In accordance with Listing Rule 3.17, please find enclosed a copy of the Buy-Back Booklet and Buy-Back Tender Forms in connection with BlueScope Steel's off-market share buy-back scheme. The Buy-Back Booklet and Buy-Back Tender Forms will be sent to BlueScope Steel shareholders eligible to participate in the Buy-Back.

Yours sincerely

Lisa Nicholson
Company Secretary

BLUESCOPE STEEL

BlueScope Steel Limited

Off-Market Buy-Back Booklet

This is an important document. If you are in any doubt about the action you should take, please consult your financial, taxation or other adviser immediately.

This Buy-Back is not being made and will not be made, directly or indirectly, in or into the United States of America or Canada, and any and all materials related thereto should not be sent or otherwise distributed in or into the United States of America or Canada.

BlueScope Steel Limited ABN 16 000 011 058

Important Dates

February 2005

21 February	Announcement of half-year results, interim dividend and details of Buy-Back
25 February	Last day that Shares can generally be acquired to be eligible for Buy-Back franking entitlement
28 February	Shares purchased on the ASX on or after this date will not confer an entitlement to participate in the Buy-Back or receive the FY2005 interim dividend

March 2005

4 March	Record Date: determination of eligible shareholders entitled to participate in the Buy-Back and receive the interim dividend*
16 March	Mailing of Buy-Back Documents to eligible shareholders completed
21 March	Tender Period opens

April 2005

4 April	Payment of interim dividend*
8 April	Tender Period closes. Tenders must be received by the Registry no later than 9:00 pm (Melbourne time)
12 April	Announcement of the Buy-Back Price and scale back (if any)
No later than 19 April	Dispatch/crediting of Buy-Back proceeds to participating shareholders completed

* Shareholders who are eligible to receive the interim dividend and who submit a Tender will still receive the FY2005 interim dividend (see section 1.25)

Eligibility to participate

Subject to the following, you are eligible to participate in the Buy-Back if Shares are registered in your name on the Record Date (4 March 2005) and, in accordance with the Settlement Rules, the Shares confer an entitlement to participate in the Buy-Back.

Any person who is in the United States or Canada or who is a US Person or a resident of Canada is not entitled to participate, directly or indirectly, in the Buy-Back. Copies of the Buy-Back Documents are not being mailed or otherwise distributed or sent into the United States or Canada.

Any person receiving any of the Buy-Back Documents must not, directly or indirectly, distribute or send them into the United States or Canada, or make them available to any US Person or resident of Canada (including to any legal or beneficial owner of Shares that is a US Person or a resident of Canada) or any person who is in the United States or Canada, whether by use of the US or Canadian mail, or by any means or instrumentality of United States or Canadian interstate or foreign commerce (including, but without limitation, the mail, facsimile transmission, telex, telephone, electronic mail and the internet), or any facility of a United States or Canadian national securities exchange and the Buy-Back cannot be accepted by any such use, means or instrumentality, in or from within the United States or Canada. Accordingly, copies of the Buy-Back Document and any related materials are not being, and must not be, sent or otherwise distributed in or into or from the United States or Canada or, in their capacities as such, to custodians, trustees or nominees holding Shares for United States or Canadian persons, and persons receiving any such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from the United States or Canada. Any purported acceptance of the Buy-Back resulting directly or indirectly from a violation of these restrictions will be invalid. No Shares are being solicited from a resident of the United States or Canada and, if sent in response by a resident of the United States or Canada, will not be accepted.

BlueScope Steel will not accept Tender Forms:

(a) from any person who does not represent that they are not (and they are not acting for the account or benefit of a person who is) in the United States or Canada, a US Person or a resident of Canada; or

(b) that have been postmarked in the United States or Canada or that otherwise appear to BlueScope Steel or its agents to have been sent from the United States or Canada.

This document does not provide financial product advice and has been prepared without taking into account your particular objectives, financial situation or needs. You should consider obtaining independent advice before making any financial decisions.

The date of this booklet is 1 March 2005.



CHAIRMAN'S LETTER

Dear Shareholder,

On behalf of the Board of Directors, I am very pleased to be able to invite you to participate in BlueScope Steel's first off-market share Buy-Back.

On 21 February 2005, BlueScope Steel announced a record half year profit of $485 million (114% increase on the same period last year) and an interim ordinary dividend of 18 cents per share (50% increase on last year's interim ordinary dividend). Since the Company's public listing in July 2002, we have committed over $1,100 million to new growth projects and will have returned over $1,200 million to shareholders (including the latest interim ordinary dividend of 18 cents and this off-market Buy-Back). These figures are clear evidence of the Company's balanced approach to capital management and growing shareholder value through investing in value-creating growth opportunities.

The decision to undertake this capital management initiative involved a number of considerations. Firstly, as the Company has continued to experience strong earnings since the end of the 2004 financial year, strong cash flows and a very robust balance sheet, there is an opportunity to consider returning further funds to shareholders. The next consideration was size, and in this regard, $200 million was determined as being appropriate to retaining the necessary financial flexibility to continue to be able to pursue new growth opportunities going forward. Finally, and after consideration of all the options, the off-market Buy-Back structure, which I will briefly touch on below and which is outlined in detail in this booklet, was selected as being the best value-enhancing option by which all shareholders could benefit.

As to the off-market Buy-Back structure, shareholders are invited to tender any number of their Shares at discounts of between 5% and 14% to the Market Price, or as a Final Price Tender. In addition to specifying a discount to Market Price, shareholders tendering their Shares have an option to select a Minimum Price as a condition to their tender. This structure allows a high degree of flexibility and certainty to shareholders with respect to their tendering decisions.

The Australian Taxation Office has agreed that for shareholders who sell into the Tender, the price received will comprise a $3.07 per share capital component with the balance of the Buy-Back Price deemed a fully franked dividend. However, it is important that I point out to you that the off-market Buy-Back will have different tax consequences for different shareholders and as a result the Australian tax implications of the Buy-Back are included in Section 2 of this booklet which I would strongly encourage you to read carefully.

Different objectives, financial outcomes and needs amongst shareholders will mean not all will want to participate. Non-participating shareholders are expected to benefit from this initiative as the Company's future earnings and cash flow stream will be spread over a lower number of shares. As a result, the Company's capital structure is expected to be more efficient and earnings, cash and potentially dividends per share are also expected to improve. We do not expect this Buy-Back to affect our ability to pay fully franked dividends into the foreseeable future.

Full details of the Buy-Back are explained in this booklet. A dedicated enquiry line has been established on 1800 448 909 toll free within Australia or +61 3 9615 9047 if you are calling from outside Australia.

If you wish to submit a tender, please ensure that your completed and signed Tender Form is received by the Registry or, if you have CHESS holdings, your controlling participant processes your tender, no later than 9:00 pm Melbourne time on 8 April 2005.

I encourage you to consider this document carefully and if you are in any doubt as to the action you should take, please contact your professional adviser.

Yours sincerely

Graham Kraehe
Chairman

KEY FEATURES OF THE BUY-BACK

Target size	Up to $200 million. BlueScope Steel reserves the right to vary the size of the Buy-Back
Tender range	Discount percentages from 5% to 14% (in 1% intervals) to the Market Price. Market Price is calculated as the Volume Weighted Average Price (VWAP – see Section 5.1) of shares over the five trading days up to and including the Closing Date. The Market Price will be made available to shareholders by no later than 6:00 pm on the Closing Date (see Section 1.9)
Capital component of the Buy-Back Price[1]	$3.07
Dividend component of the Buy-Back Price[2]	The Buy-Back Price less $3.07
Eligible shareholders	You are eligible to participate in the Buy-Back if Shares are registered in your name on the Record Date (4 March 2005) and, in accordance with the Settlement Rules, the Shares confer an entitlement to participate in the Buy-Back, provided you are not an ineligible shareholder (see below). Generally, if you purchased your Shares on the ASX on or before 25 February 2005 your Shares will confer an entitlement to participate
Ineligible shareholders	Excluded Foreign Persons, including any person who is (or who is acting for the account or benefit of a person who is) in the United States or Canada or who is a US Person or a resident of Canada, are not eligible to participate in the Buy-Back
Record Date	4 March 2005
Closing Date	9:00 pm on 8 April 2005

1 For Australian tax purposes, the sale proceeds of the Shares will be taken to be the $3.07 capital component increased by any amount that the Tax Value exceeds the Buy-Back Price (see Section 2.8).
2 For Australian tax purposes only.

What to do?

If you are eligible, it is your choice whether or not to participate in the Buy-Back. To ensure that you make an informed decision, you should read through this booklet and consider the details carefully. If you are in any doubt about the action you should take, you should consult your financial, taxation or other professional adviser immediately.

If you DO choose to participate

- Please refer to Section 1.18 for details on how to participate.
- You can choose any Tender Discount in the range between 5% and 14% to the Market Price at which you wish to have your Shares bought back.
- You can choose to lodge a Final Price Tender and accept whatever Buy-Back Price is determined through the tender process (see Section 1.10).
- Whether your Tender is successful will depend on whether your Tender Discount is greater than or equal to the discount represented by the Buy-Back Price.
- You can make your Tender conditional on the Buy-Back Price being not less than one of the specified Minimum Prices (see Section 1.16).
- If your Tender is successful, there will be certain Australian income tax and CGT consequences that depend on your particular circumstances.
- You should not have to pay any brokerage to sell your Shares into the Buy-Back.

If you DO NOT choose to participate

- You do not need to take any action.
- The number of shares you hold will not change, however your proportional shareholding in BlueScope Steel will increase marginally.
- As a shareholder, you are expected to benefit from any improvement in BlueScope Steel's earnings per share, cash flow per share and return on equity, and you will continue to be subject to the normal benefits and investment risks associated with share ownership.

Some words used in this booklet have defined meanings. Section 5 'Definitions and Interpretation' defines the capitalised words used throughout this booklet.

CONTENTS

Important Dates Inside Cover
Chairman's Letter 1
Key features of the Buy-Back 2

1 **Details of the Buy-Back and Tender Process** 4
1.1 Why is BlueScope Steel implementing the Buy-Back? 5
1.2 What is a buy-back tender? 5
1.3 What are the advantages of a tender process? 5
1.4 Am I entitled to tender Shares in the Buy-Back? 6
1.5 How does the Buy-Back compare to selling my Shares on the Stock Market? 6
1.6 Do I have to tender my Shares? 6
1.7 What does the Buy-Back mean for me if I do not participate? 6
1.8 What price will BlueScope Steel pay to buy back my Shares? 6
1.9 How will I know what the Market Price is? 7
1.10 What is a Final Price Tender? 7
1.11 How will I know what the Buy-Back Price is? 7
1.12 Will all the Shares I tender be bought back? 7
1.13 How will I know how many of my Shares have been bought back? 7
1.14 How will BlueScope Steel determine successful Tenders and any scale back? 7
1.15 How will the scale back affect my Tender? 8
1.16 Can I elect a Minimum Price for the purchase of my Shares? 11
1.17 How have BlueScope Steel shares performed over recent times? 11
1.18 How do I participate in the Buy-Back? 11
1.19 Can I withdraw or amend my Tender? 13
1.20 How can I obtain additional Tender or Withdrawal/Amendment Forms? 14
1.21 Can ordinary shares held by BlueScope Steel's employees be tendered? 14
1.22 How will I receive payment for Shares bought back? 14
1.23 Can I trade my Shares after submitting a Tender? 15
1.24 If I purchase other shares during the Tender Period, will my tendered Shares be affected? 15
1.25 Will I still be paid the interim dividend if I participate in the Buy-Back? 15
1.26 If I tender all my Shares into the Buy-Back, can I still vote at any General Meeting held before the Closing Date? 15

2 **Australian Tax Implications for Shareholders** 16
2.1 Introduction 17
2.2 Australian resident individual 17
2.3 Australian resident company 19
2.4 Australian complying superannuation fund 20
2.5 Non-residents of Australia 20
2.6 Capital Gains Tax – Cost base for shares acquired in association with the demerger of BlueScope Steel (then BHP Steel Limited) from BHP Billiton 21
2.7 Worked tax examples for Australian resident individuals and Australian complying superannuation funds 22
2.8 Taxation Determination TD2004/22 24
2.9 Limits on availability of franking credits and tax offsets 25

3 **Effect of the Buy-Back on BlueScope Steel** 26
3.1 Full year results and other information 27
3.2 Impact of Buy-Back on future growth 27
3.3 How will the Buy-Back be funded? 27
3.4 Impact of the Buy-Back on key financial indicators 27
3.5 Financial impact of the Buy-Back 28
3.6 What effect will the Buy-Back have on BlueScope Steel's issued shares? 28
3.7 What effect will the Buy-Back have on the control of BlueScope Steel? 29
3.8 Outlook 29
3.9 Forward-looking statements 29

4 **Additional Information on the Buy-Back** 30
4.1 Size of the Buy-Back 31
4.2 Excluded Foreign Persons 31
4.3 Shares held by trustees and nominees 32
4.4 Margin lending arrangements 32
4.5 Shareholders with more than one holding of Shares 32
4.6 Joint shareholders 32
4.7 Restrictions on the payment of Buy-Back proceeds 32
4.8 Rights under this Buy-Back Invitation cannot be transferred 32
4.9 The effect of submitting a Tender 32
4.10 BlueScope Steel's right to accept or reject Tenders and Tender Forms 34
4.11 BlueScope Steel's right to vary dates and times 34
4.12 BlueScope Steel's right to adjust Tenders 34
4.13 Directors' entitlements 34
4.14 ASIC and ASX relief 35
4.15 Privacy 35

5 **Definitions and Interpretation** 36
5.1 Definitions 37
5.2 Interpretation 38

6 **Illustrative examples of completed Tender Forms** 39
Withdrawal/Amendment Form 43
How to participate in the Buy-Back Inside Back Cover

1 DETAILS OF THE BUY-BACK AND TENDER PROCESS

This section sets out the terms of the Buy-Back and other information to assist you in making a decision whether to participate in the Buy-Back.

You should consider other information previously released about BlueScope Steel, such as the BlueScope Steel Annual Report 2003/2004 and the Half Year Earnings Report Six Months Ended 31 December 2004, which can be reviewed online at **www.bluescopesteel.com**

1.1 Why is BlueScope Steel implementing the Buy-Back?

The Board is committed to building long term shareholder value and enhancing shareholder returns through ongoing capital growth initiatives, returning cash to shareholders through dividends and disciplined capital management.

Since listing, BlueScope Steel has committed over A$1,100 million in new growth initiatives, including a new coating and painting facility in China; a new coating and painting facility in Vietnam; a second coating line in Thailand; a new COLORBOND® steel paintline in Sydney; expansion of the Hot Strip Mill at Port Kembla Steelworks; the acquisition of Butler Manufacturing Company; and the construction of three new manufacturing facilities in India.

BlueScope Steel has paid ordinary dividends for FY2004 of 30 cents per share and a special dividend of 10 cents per share, both fully franked. The Board also recently declared an interim dividend of 18 cents per share for FY2005, an increase of 6 cents per share, or 50% over the 12 cents per share interim dividend for FY2004.

Having already committed over A$1,100 million in new growth initiatives, paid a special dividend in October 2004 and after recently increasing its interim dividend by 50% over the previous corresponding period, the Board has decided to implement this Buy-Back, targeting a purchase of up to $200 million of the Company's ordinary Shares. The Board considers that the Buy-Back is in the interests of all shareholders, whether or not they choose to participate, as it is expected to enable BlueScope Steel to move to a more efficient capital structure and enhance earnings per share, cash flow per share and return on equity.

Shareholders should also note that the Buy-Back replaces the on-market buy-back announced on 19 August 2004. As at 21 February 2005, the Company had bought back 9.53 million shares for a total consideration of $74.9 million under the on-market buy-back.

1.2 What is a buy-back tender?

A buy-back tender process involves BlueScope Steel inviting eligible shareholders to tender any number of their Shares for sale to BlueScope Steel at any of the specified Tender Discounts, from 5% to 14% to the Market Price, or as a Final Price Tender.

1.3 What are the advantages of a tender process?

BlueScope Steel is conducting the Buy-Back by way of a tender process. The advantages of the tender process include the following:

- participation is optional and shareholders have the flexibility to tailor their participation to suit their own circumstances. In particular shareholders can:
  - choose whether to tender their Shares in the Buy-Back;
  - choose how many (if any) Shares to tender; and
  - choose their Tender Discount(s): under no circumstances will shareholders receive less than the price to which their Tender Discount equates for each Share bought back;
- all eligible shareholders have the opportunity to participate in the Buy-Back;
- the Buy-Back provides an efficient means of returning capital to BlueScope Steel shareholders and enables the Company to move to a more efficient capital structure and reduce its cost of capital;
- the Buy-Back allows the repurchase of Shares at a discount of at least 5% to the Market Price. This is likely to represent a lower average price than would be expected under an on-market buy-back;
- the Buy-Back is expected to improve earnings per share and return on equity for continuing shareholders who do not sell their Shares in the Buy-Back;
- the tender process allows BlueScope Steel to determine the most appropriate number of Shares to buy back based on shareholder demand and market conditions; and
- shareholders whose tenders are accepted should not incur the usual transaction costs of brokerage.

Finally, while the Buy-Back will result in a reduction in BlueScope Steel's available franking credits, the Board expects BlueScope Steel to continue to be in a position to fully frank its dividends for the foreseeable future.

Further details of the tender process are set out in Sections 1.8 to 1.16.

1.4 Am I entitled to tender Shares in the Buy-Back?

If you are eligible to participate, you are entitled to tender up to 100% of the Shares which are registered in your name on the Record Date (4 March 2005) and which, in accordance with the Settlement Rules, confer an entitlement to participate in the Buy-Back. Generally, if you purchased your Shares on the ASX on or before 25 February 2005 your Shares will confer an entitlement to participate. Shares acquired on the ASX on or after the ex-entitlement date (28 February 2005) will not carry an entitlement to participate in the Buy-Back.

The maximum number of Shares you are entitled to tender in the Buy-Back is set out on the personalised Tender Form enclosed with this booklet.

The Buy-Back Invitation is not being made to any Excluded Foreign Person. Further, the Buy-Back Invitation is not being made to any person in the United States or Canada or any US Person or resident of Canada.

1.5 How does the Buy-Back compare to selling my Shares on the Stock Market?

Depending on your individual circumstances, the taxation consequences for you if your Tender is accepted into the Buy-Back may be different than if you sold your Shares on-market (see Section 2 for more details in relation to Australian tax implications. However, eligible shareholders will need to consider their own particular tax circumstances).

To execute a share sale on the ASX you may need to appoint a broker and pay brokerage. You should not need to appoint a broker or pay brokerage to participate in the Buy-Back.

However, it is likely that you will be able to sell your Shares on the ASX for a price which is higher than the Buy-Back Price. The prices at which eligible shareholders can tender Shares into the Buy-Back are at discounts of between 5% and 14% to the Market Price. Hence it is more than likely that BlueScope Steel's share price on the ASX will be higher than the Buy-Back Price during and possibly after the Tender Period. It may also vary significantly in the future. By making the Buy-Back Invitation and setting the tender range, BlueScope Steel is not making any recommendation or giving any advice on the value of your Shares or whether (or how) you should sell your Shares.

Before you decide what to do with your Shares, BlueScope Steel strongly recommends that you seek your own professional advice.

1.6 Do I have to tender my Shares?

Participation in the Buy-Back is entirely at your discretion. If you do not wish to participate, you do not have to take any action.

1.7 What does the Buy-Back mean for me if I do not participate?

If you choose not to participate or your Tender is unsuccessful, the number of shares you hold will not change as a result of the Buy-Back. After the Buy-Back is completed, your shareholding will represent a slightly larger percentage of the total number of shares in BlueScope Steel (as there will be fewer shares on issue). You are expected to benefit from any improvement in earnings per share, cash flow per share and return on equity as a result of fewer shares on issue, and you will continue to be subject to the normal benefits and investment risks associated with share ownership.

1.8 What price will BlueScope Steel pay to buy back my Shares?

The Buy-Back Price will be the price that equates to the largest Tender Discount in the range between 5% and 14% to the Market Price that will enable BlueScope Steel to purchase the amount of capital it determines to buy back.

The Buy-Back Price will not exceed the Tax Value. The Tax Value is the price used by the ATO to determine for Australian tax purposes the market value of the relevant Shares when the Buy-Back occurs. The Tax Value will be $9.48, adjusted for the movement in the S&P/ASX 200 Index from the opening of trading on 21 February 2005 to the close of trading on the Closing Date. The method for determining the Tax Value is explained in more detail in Section 2.8.

You will be paid the Buy-Back Price for each of your Shares that are bought back, even if your Tender Discount results in a lower price than the Buy-Back Price.

1.9 How will I know what the Market Price is?

The Market Price is calculated as the volume weighted average price of BlueScope Steel shares over the five trading days prior to and including the Closing Date (adjusted for certain trades – see definition of VWAP in Section 5.1).

To provide an indication of the Market Price, BlueScope Steel will calculate and make available to shareholders the running VWAP during this five-day period. The running VWAP will be published on BlueScope Steel's website at www.bluescopesteel.com and will be available through the enquiry lines from 6:00 pm on 4 April 2005 and will be updated cumulatively each day.

The actual Market Price, representing the VWAP for the full five-day period, will be available as soon as possible after 4:30 pm, and in any event no later than 6:00 pm, on 8 April 2005, and can be obtained by accessing the website or by calling the enquiry line on 1800 448 909 toll free (within Australia) or +61 3 9615 9047 (if you are calling from outside Australia).

1.10 What is a Final Price Tender?

A Final Price Tender is an offer by you to sell your Shares to BlueScope Steel at the Buy-Back Price, whatever it is determined to be under the tender process. The Buy-Back Price could be as low as a 14% discount to the Market Price or as high as a 5% discount to the Market Price. If a large number of Final Price Tenders are submitted, it is more likely that the Buy-Back Price will be at a larger discount to the Market Price.

Final Price Tenders are designed to make it easier for retail shareholders to participate successfully in the Buy-Back. Shareholders submitting Final Price Tenders will only be scaled back if the Buy-Back Price is set at a 14% discount to the Market Price and the total number of Shares tendered at this discount and as Final Price Tenders is more than BlueScope Steel determines to buy back. Therefore, if you wish to increase the likelihood that your Shares will be bought back, you may consider submitting a Final Price Tender.

1.11 How will I know what the Buy-Back Price is?

BlueScope Steel intends to announce the Buy-Back Price to the ASX on 12 April 2005. The announcement will also be posted on BlueScope Steel's website at www.bluescopesteel.com.

1.12 Will all the Shares I tender be bought back?

BlueScope Steel intends to buy back up to $200 million worth of Shares (approximately 3.3% of the issued capital of BlueScope Steel as at 21 February 2005, based on an illustrative Buy-Back Price of $8.15[1]). However, BlueScope Steel reserves the right to vary the size of the Buy-Back.

The success of your Tender will depend on your Tender Discount, the size and price of Tenders lodged by other shareholders and the total number of Tenders BlueScope Steel accepts. There is no guarantee that all or even some of your Tender will be accepted.

1.13 How will I know how many of my Shares have been bought back?

No later than 19 April 2005, BlueScope Steel will send all shareholders who have tendered their Shares into the Buy-Back a statement notifying them of the number of their Shares (if any) that have been bought back and the price paid. Shareholders can also access this information on or after 12 April 2005 by contacting the Registry on 1800 448 909 toll free (within Australia) or on +61 3 9615 9047 (if you are calling from outside Australia). If you are a sponsored CHESS Holder, you will also be issued a holding statement by CHESS showing the transfer of Shares successfully tendered and bought back.

1.14 How will BlueScope Steel determine successful Tenders and any scale back?

If your Tender Discount is smaller than the discount to Market Price represented by the Buy-Back Price, your Tender will be rejected and your Shares will not be bought back.

If your Tender Discount is equal to or larger than the discount to Market Price represented by the Buy-Back Price, or you have lodged a Final Price Tender, your Tender will be successful and your Shares will be bought back, subject to any scale back and, if applicable, any Minimum Price condition.

If you have chosen a Minimum Price and the Buy-Back Price is below that price, your Tender will be rejected.

When may a scale back apply?

A scale back may apply if the total number of Shares tendered at and below the Buy-Back Price and as Final Price Tenders is more than the total number of Shares BlueScope Steel determines to buy back.

See Section 1.8 for an explanation of how the Buy-Back Price will be determined.

1 $8.15 is an example only and is a 14% discount to a share price of $9.48. You should not rely on this price being the Buy-Back Price (see Section 1.8 for an explanation of how the Buy-Back Price will be determined).

If the Buy-Back Price is set based on a 5% to 13% Tender Discount

If the Buy-Back Price is set based on a Tender Discount of between 5% and 13% inclusive and BlueScope Steel determines that a scale back is required for successful Tenders:

a) Tenders at a Tender Discount smaller than the discount represented by the Buy-Back Price will be rejected;

b) Tenders conditional on a Minimum Price that is greater than the Buy-Back Price will be rejected;

c) Tenders at a Tender Discount greater than the discount represented by the Buy-Back Price will be accepted in full;

d) Final Price Tenders will be accepted in full;

e) a Priority Allocation (see below) will be bought back from each shareholder who tendered Shares at the Buy-Back Price. If the shareholder tendered Shares equal to or less than the Priority Allocation at the Buy-Back Price, then all of those Shares will be bought back;

f) Excluded Tenders (see below) will be accepted in full; and

g) Tenders at a Tender Discount equal to the discount represented by the Buy-Back Price (other than Final Price Tenders, Priority Allocations and Excluded Tenders) will be scaled back on a pro-rata basis.

If the Buy-Back Price is set based on a 14% Tender Discount (the lowest price in the tender range)

If the Buy-Back Price is set based on a 14% Tender Discount and BlueScope Steel determines that a scale back is required for successful Tenders:

a) Tenders at a 5% to 13% Tender Discount will be rejected;

b) Tenders conditional on a Minimum Price that is greater than the Buy-Back Price will be rejected;

c) a Priority Allocation will be bought back from each shareholder who tendered Shares at a 14% Tender Discount and/or as a Final Price Tender. If the shareholder tendered Shares equal to or less than the Priority Allocation at a 14% Tender Discount and/or as a Final Price Tender then all of those Shares will be bought back;

d) Excluded Tenders will be accepted in full; and

e) Tenders at a 14% Tender Discount and Final Price Tenders (other than Priority Allocations and Excluded Tenders) will be scaled back on a pro-rata basis.

When the scale back is calculated, all fractions will be rounded down to the nearest Share.

If you want to reduce the likelihood of any scale back applying to your Tender, you may consider lodging a Final Price Tender (see Section 1.10 for further details). This is because in the event that a scale back applies, Shares tendered as a Final Price Tender will only be scaled back if the Buy-Back Price is set based on a 14% Tender Discount.

What is the Priority Allocation?

In the event of a scale back, BlueScope Steel will adopt a priority allocation in respect of the first 250 Shares successfully tendered by each eligible shareholder or such lesser number of Shares as is required to ensure that BlueScope Steel buys back only that number of Shares it determines to buy back.

BlueScope Steel is offering the Priority Allocation to ensure that small shareholders are not disadvantaged by any scale back that may be required.

What is an Excluded Tender?

An Excluded Tender is a Tender submitted by an eligible shareholder who tenders all of their Shares at the Buy-Back Price, below the Buy-Back Price and/or as a Final Price Tender and who would have a Small Holding (60 shares or less) on completion of the Buy-Back as a result of the scale back process. Excluded Tenders will be accepted in full. However, if you become the registered holder of additional ordinary shares in BlueScope Steel after the Record Date and you are the registered holder of more shares at the Closing Date than you held on the Record Date, then your Tender will not be an Excluded Tender and the scale back will apply to your Tender as it would to any other Tender.

1.15 How will the scale back affect my Tender?

BlueScope Steel expects to announce details of any scale back on 12 April 2005. The examples set out below illustrate how the scale back may affect your Tender. You can access the announcement from the BlueScope Steel website (www.bluescopesteel.com) or from the ASX website (www.asx.com.au).

Examples

As an illustration, it is assumed that five shareholders with various sized holdings each tender Shares into the Buy-Back. We assume two different scenarios, where the Buy-Back Price and the scale back are varied. Other than these two assumptions, the total holding, the Shares tendered and the Tender Discount are the same for each scenario.

Scenario 1 BUY-BACK PRICE SET AT A 14% TENDER DISCOUNT AND 50% SCALE BACK (ILLUSTRATIVE EXAMPLE ONLY)

In scenario 1, it is assumed the Market Price is $9.48 and the Buy-Back Price is based on a 14% Tender Discount, resulting in a Buy-Back Price of $8.15. It is also assumed in this scenario that the Priority Allocation is 250 Shares, that there is a 50% scale back and that the shareholders have not specified a Minimum Price. Please be aware that this is an example only. You should not rely on $9.48 being the Market Price, nor $8.15 being the Buy-Back Price. The outcome of each Tender would be as follows:

Shareholder	Total holding of Shares	Shares tendered	Tender Discount	Price represented by Tender Discount ($)	Outcome
A	1,000	290	10%	$8.53	Not successful, no Shares bought back
B	10,000	4,000	8%	$8.72	Not successful, no Shares bought back
		6,000	10%	$8.53	Not successful, no Shares bought back
C	2,500	500	12%	$8.34	Not successful, no Shares bought back
		2,000	14%	$8.15	Partially successful, 1,125 Shares bought back
D	300	300		Final Price Tender	Successful, all 300 Shares bought back
E	8,000	8,000		Final Price Tender	Partially successful, 4,125 Shares bought back

Shareholder A tendered 290 Shares at a 10% Tender Discount. The Tender would not be successful as the Tender Discount represents a price ($8.53) that is above the Buy-Back Price ($8.15).

Shareholder B chose Tender Discounts that represented prices above the Buy-Back Price so no Shares would be bought back.

Shareholder C tendered 500 Shares at a 12% Tender Discount and 2,000 Shares at a 14% Tender Discount. The Tender submitted at a 12% Tender Discount would not be successful as this represents a price ($8.34) that is above the Buy-Back Price ($8.15). The Tender submitted at a 14% Tender Discount would be successful but only 1,125 of the 2,000 Shares tendered would be bought back as a result of the 50% scale back (see scale back table below). This is not an Excluded Tender, as Shareholder C did not tender all of their Shares at or below the Buy-Back Price.

Shareholder D tendered 300 Shares as a Final Price Tender. The Tender would be successful and all 300 Shares would be bought back. This is an Excluded Tender as following the Priority Allocation and scale back, Shareholder D would be left with less than 60 shares.

Shareholder E tendered 8,000 Shares as a Final Price Tender. As a result of the 50% scale back, Shareholder E would have 4,125 Shares bought back. This is not an Excluded Tender, as following the Priority Allocation and scale back, Shareholder E would be left with more than 60 shares (see scale back table below).

Scenario 1 SCALE BACK TABLE (ILLUSTRATIVE EXAMPLE ONLY)

Shareholder	Shares tendered at a 14% Tender Discount or as Final Price Tenders	Shares subject to Scale back[1]	Scale back[2]	Tender post scale back and priority Allocation[2,3]	Shares remaining[4]	Excluded Tender[5]	Shares that are bought back
A	0	Scale back not applicable					
B	0	Scale back not applicable					
C	2,000	1,750	50%	1,125	875	NO	1,125
D	300	50	50%	275	25	YES	300
E	8,000	7,750	50%	4,125	3,875	NO	4,125

Notes:

1 Under the Priority Allocation, the first 250 Shares are bought back from each shareholder who tenders Shares at the Buy-Back Price (including as a Final Price Tender under this scenario), before the scale back applies. For example, Shareholder C has 1,750 Shares that are subject to scale back (2,000–250 = 1,750).

2 A scale back of 50% means 50% of the Shares subject to scale back would be bought back (not including Excluded Tenders).

3 When the scale back is calculated, fractions will be rounded down to the nearest Share.

4 Shares remaining refers only to shares remaining from those Shares which were tendered at a 14% Tender Discount or as a Final Price Tender.

5 Shareholder D and Shareholder E both tendered all of their Shares as a Final Price Tender. As a result of the scale back and Priority Allocation, Shareholder D would be left with less than 60 shares and so the Tender is an Excluded Tender. On the other hand, Shareholder E is left with more than 60 shares (i.e. 3,875 shares), so the Tender is not an Excluded Tender.

Scenario 2 BUY–BACK PRICE SET AT A 10% TENDER DISCOUNT AND 25% SCALE BACK (ILLUSTRATIVE EXAMPLE ONLY)

In scenario 2, it is assumed the Market Price is $9.48 and the Buy-Back Price is based on a 10% Tender Discount, resulting in a Buy-Back Price of $8.53. It is also assumed in this scenario that the Priority Allocation is 250 Shares, that there is a 25% scale back and that the shareholders have not specified a Minimum Price. Please be aware that this is an example only. You should not rely on $9.48 being the Market Price, nor $8.53 being the Buy-Back Price. The outcome of each Tender would be as follows:

Shareholder	Total holding of Shares	Shares tendered	Tender Discount	Price represented by TenderDiscount ($)	Outcome
A	1,000	290	10%	$8.53	Partially successful, 280 shares bought back
B	10,000	4,000	8%	$8.72	Not successful, no Shares bought back
		6,000	10%	$8.53	Partially successful, 4,562 Shares bought back
C	2,500	500	12%	$8.34	Successful, all 500 Shares bought back
		2,000	14%	$8.15	Successful, all 2,000 Shares bought back
D	300	300	-	Final Price Tender	Successful, all 300 Shares bought back
E	8,000	8,000	-	Final Price Tender	Successful, all 8,000 Shares bought back

Shareholder A tendered 290 Shares at a 10% Tender Discount. The Tender would be partially successful and 280 Shares would be bought back. This is not an Excluded Tender as Shareholder A did not tender all of their Shares at or below the Buy-Back Price.

Shareholder B tendered 4,000 Shares at an 8% Tender Discount and 6,000 Shares at a 10% Tender Discount. The Tender submitted at an 8% Tender Discount would not be successful as this Tender Discount represents a price ($8.72) that is above the Buy-Back Price. The Tender submitted at a 10% Tender Discount ($8.53) would be successful but only 4,562 of the 6,000 Shares tendered would be bought back, as a result of the 25% scale back (see scale back table below). This is not an Excluded Tender, as Shareholder B did not tender all of their Shares at or below the Buy-Back Price.

Shareholder C tendered a total of 2,500 Shares at two different Tender Discounts. Both Tenders would be successful as each represents a price that is below the Buy-Back Price. All 2,500 Shares would be bought back at the Buy-Back Price of $8.53.

Shareholder D tendered 300 Shares as a Final Price Tender. The Tender would be successful and all 300 Shares would be bought back at $8.53. They will not be scaled back because the Buy-Back Price is not based on the largest Tender Discount of 14%.

Shareholder E tendered 8,000 Shares as a Final Price Tender. The Tender would be successful and all 8,000 Shares would be bought back at $8.53. There will not be any scale back of Final Price Tenders because the Buy-Back Price is not based on the largest Tender Discount of 14%.

Scenario 2 SCALE BACK TABLE (ILLUSTRATIVE EXAMPLE ONLY)

Shareholder	Shares tendered at a 10% Tender Discount[1]	Shares subject to Scale back[2]	Scale back[3]	Tender post scale back and priority Allocation[3,4]	Shares remaining[5]	Excluded Tender[6]	Shares that are bought back[7]
A	290	40	25%	280	10	NO	280
B	6,000	5,750	25%	4,562	1,438	NO	4,562
C	0			Scale back not applicable			
D	0			Scale back not applicable			
E	0			Scale back not applicable			

Notes:

1 Does not include Final Price Tenders, because the Buy-Back Price is not based on the largest Tender Discount of 14%.

2 Under the Priority Allocation, the first 250 Shares (or such lesser number) are bought back from each shareholder who tenders Shares at the Buy-Back Price, before the scale back applies.

3 *A scale back of 25% means 75% of the Shares subject to scale back* would be bought back (not including Excluded Tenders).

4 When the scale back is calculated, all fractions will be rounded down to the nearest Share.

5 *Shares remaining refers only to shares remaining from those Shares* which were tendered at a 10% Tender Discount.

6 Shareholder A did not tender all of their Shares so their tender is not an Excluded Tender.

7 *Shares that are bought back refers only to Shares that are bought back* from those Shares which were tendered at a 10% Tender Discount.

1.16 Can I elect a Minimum Price for the purchase of my Shares?

If you choose to tender Shares into the Buy-Back, you will need to nominate a Tender Discount or lodge a Final Price Tender. In addition, you also have the option of making your Tender conditional on the Buy-Back Price being no less than one of the four specified Minimum Prices set out on the Tender Form. Note that this is an additional option available to you but may impact the success of your Tender.

If you are concerned that movements in the Market Price after you lodge your Tender may result in your Tender corresponding to a lower Buy-Back Price than the price at which you are willing to sell your Shares, then you may wish to make your Tender conditional on the Buy-Back Price being no less than a specified Minimum Price. If the Buy-Back Price is below your Minimum Price, then your Tender will be rejected and your Shares will not be bought back by BlueScope Steel.

If you choose to make your Tender conditional on the Buy-Back Price being no less than one of the specified Minimum Prices, you must do this in addition to nominating a Tender Discount or a Final Price Tender. If you fail to nominate a Tender Discount or a Final Price Tender, and only make your Tender conditional on the Buy-Back Price being no less than a specified Minimum Price, your Tender will not be accepted by BlueScope Steel. You should tick no more than one Minimum Price on the Tender Form. If you tick more than one Minimum Price your Tender will be deemed to be conditional on the highest Minimum Price that you have specified.

1.17 How have BlueScope Steel shares performed over recent times?

The closing price of BlueScope Steel shares on the ASX on 18 February 2005, being the last trading day before BlueScope Steel announced details of the Buy-Back, was $9.91.

BlueScope Steel's highest and lowest market sale prices and volume weighted average price for each of the preceding five months were as follows:

Period	Low($)	High($)	Volume Weighted Average Price[1]($)
October 2004	$7.56	$9.05	$8.24
November 2004	$7.64	$8.60	$8.16
December 2004	$7.91	$8.58	$8.26
January 2005	$8.09	$9.30	$8.74
February 2005[2]	$9.22	$10.03	$9.56

Source: IRESS

1 Note: Calculated as the total value of BlueScope Steel shares divided by the total volume of BlueScope Steel shares traded on the ASX over the specified month.

2 Up to and including 18 February 2005.

A graph indicating the share price performance of BlueScope Steel over the period from listing on the ASX on 15 July 2002 to 18 February 2005 is set out below.

1.18 How do I participate in the Buy-Back?

This Section 1.18 sets out instructions on how to participate in the Buy-Back. Instructions on how to complete your personalised Tender Form are provided on the back of the form. Section 6 of this booklet also contains illustrative examples of completed Tender Forms to assist you in completing your Tender Form.

Which form should I complete?

If you choose to participate you should complete the personalised Tender Form provided to you with this booklet. If you are an Issuer Sponsored Holder, your Tender Form will be light pink. If you are a CHESS Holder, your Tender Form will be light blue.

SHARE PRICE PERFORMANCE


11.00
10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
Daily Closing Price ($)
Source: IRESS
JUL 02
OCT 02
JAN 03
APR 03
JUL 03
OCT 03
JAN 04
APR 04
JUL 04
OCT 04
JAN 05

Please do NOT complete the white and light grey Withdrawal/Amendment Form attached as the last page of this booklet. The Withdrawal/Amendment Form should only be completed if you have already submitted a Tender using your personalised Tender Form and you wish to withdraw or amend that Tender (see Section 1.19).

If you require an additional or replacement Tender Form please contact the enquiry line (see Section 1.20).

Step 1 – Decide how many Shares you wish to sell

To participate in the Buy-Back, you first need to decide how many Shares you wish to sell.

The personalised Tender Form enclosed with this booklet sets out the maximum number of Shares you may tender into the Buy-Back (see Box A on your Tender Form). You may tender any number of Shares up to this maximum number. You should not, before the Buy-Back Date, sell or offer to sell to others the Shares you have tendered into the Buy-Back, unless you first withdraw or amend your Tender (see Section 1.19).

Step 2 – Choose the number of Shares you wish to tender as a Final Price Tender and/or at Tender Discount(s)

Once you have determined the number of Shares you wish to sell, you need to indicate:

- the number of Shares you wish to tender as a Final Price Tender (Box B on your Tender Form) (see Section 1.10 of this booklet for more information on Final Price Tenders); and/or
- the number of Shares you wish to tender at Tender Discount(s) to the Market Price (Box C on your Tender Form).

You may tender your Shares at any specified Tender Discount in the range (from 5% to 14% to the Market Price, at 1% intervals) as set out on the Tender Form or as a Final Price Tender. This will equate to the lowest price (i.e. the largest discount to the Market Price) which you will receive for any Shares bought back. You may also tender different parcels of the Shares you wish to sell at different Tender Discounts. For example, you may tender one third of the Shares you wish to sell at a 14% Tender Discount, one third at an 8% Tender Discount and one third as a Final Price Tender. However, you may not tender the same Shares at different Tender Discounts. Each parcel of Shares tendered at a different Tender Discount is a separate Tender. The total number of Shares that you tender into the Buy-Back should not exceed the number of entitled Shares that you hold as at the Record Date, as set out in Box A on your Tender Form.

To assist you, a tax calculator has been provided on BlueScope Steel's website at www.bluescopesteel.com. For the purposes of the Buy-Back, BlueScope Steel will commence calculating a running VWAP of BlueScope Steel shares from 6:00 pm on 4 April 2005, which will be made available at www.bluescopesteel.com and also through the enquiry line on 1800 448 909 toll free (within Australia) or +61 3 9615 9047 (if you are calling from outside Australia).

Please note that this illustrative Market Price will only be an estimate given that it will only include trading from opening on 4 April 2005 to the close of the previous day. The actual Market Price, representing the VWAP for the full five day period, will be available no later than 6:00 pm on 8 April 2005 (see Section 1.9).

Shareholders may wish to delay submitting their Tender until towards the end of the Tender Period, so that they can consider the approximate or actual Market Price before submitting their Tender Form.

Step 3 – Choose your Minimum Price (optional)

In addition to choosing to tender your Shares at the specified Tender Discounts and/or as a Final Price Tender, you may also elect to impose a Minimum Price condition on your Tender (see Section 1.16). If you elect a Minimum Price, your Tender will be conditional upon the Buy-Back Price being no less than the Minimum Price chosen by you on your Tender Form. The Minimum Price can only be one of the four listed Minimum Prices specified in Box F on the Tender Form.

Step 4 – Submit your Tender(s)

How you submit your Tender will depend on the type of holding you have. This will be specified on your Tender Form.

(a) Issuer Sponsored Holdings

Once you have determined the number of Shares you wish to sell and your Tender Discount(s), and, if you choose, your Minimum Price, you need to complete and sign your personalised Tender Form and return it to the Registry.

Your completed Tender Form must be received by the Registry by 9:00 pm (Melbourne time) on 8 April 2005 at:

If sending by mail

BlueScope Steel Buy-Back
C/- ASX Perpetual Registrars Limited
GPO Box 1654
Melbourne VIC 3001 AUSTRALIA

If delivering in person

BlueScope Steel Buy-Back
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Victoria AUSTRALIA

If sending by facsimile

BlueScope Steel Buy-Back
Fax no: +61 3 8614 2911

You can use the enclosed reply-paid envelope if you are posting your Tender Form in Australia. If you are sending your Tender Form by facsimile, do NOT send your original Tender Form to the Registry.

BlueScope Steel will not accept your Tender Form unless it is actually received at one of these addresses by 9:00 pm (Melbourne time) on 8 April 2005. You should allow sufficient time for this to occur if you are sending your Tender Form by mail or facsimile.

BlueScope Steel will not accept Tender Forms:

(a) from any person who does not represent that they are not (and they are not acting on behalf or for the account of a person who is) in the United States or Canada, a US Person or a resident of Canada; or

(b) that have been postmarked in the United States or Canada or that otherwise appear to BlueScope Steel or its agents to have been sent from the United States or Canada.

If you have any questions in relation to the processing of your Tender Form, please contact the BlueScope Steel Buy-Back enquiry line on 1800 448 909 toll free (within Australia) or on +61 3 9615 9047 if you are calling from outside Australia, between the hours of 8:30 am and 5:30 pm (Melbourne time) on a business day. On the Closing Date, the enquiry line will remain open until 9:00 pm (Melbourne time). Otherwise, please contact your professional adviser.

(b) CHESS Holdings

Once you have determined the number of Shares you wish to sell, your Tender Discount(s) and, if you choose, your Minimum Price, you need to instruct your controlling participant (normally your broker) in sufficient time for them to process your Tender so that it is received by CHESS by 9:00 pm (Melbourne time) on 8 April 2005[1]. The name of the controlling participant who manages your CHESS Holding as at the Record Date is printed on your Tender Form.

You should NOT send your Tender Form to the Registry.

If you are a sponsored CHESS Holder, you will be sent written confirmation from CHESS of the Tenders made on your holding or Tenders withdrawn by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by BlueScope Steel of any Tender.

1.19 Can I withdraw or amend my Tender?

Once you have submitted a Tender, it can only be withdrawn or amended by following the procedures set out below.

(a) Issuer Sponsored Holdings

To withdraw a Tender you have submitted, you will need to submit a Withdrawal/Amendment Form, a copy of which is included at the back of this booklet. To obtain an additional Withdrawal/Amendment Form, you should contact the BlueScope Steel Buy-Back enquiry line between the hours of 8:30 am and 5:30 pm (Melbourne time) on a business day on 1800 448 909 toll free (within Australia) or on +61 3 9615 9047 if you are calling from outside Australia.

Withdrawal of Tenders

You may withdraw all of your Tenders by ticking the 'Withdrawal' box on the Withdrawal/Amendment Form, completing your shareholder details, signing the form and sending it to the Registry at the address provided so that it is received no later than 9:00 pm (Melbourne time) on 8 April 2005.

This will instruct the Registry to withdraw all Tenders for the Securityholder Reference Number specified in the Withdrawal/Amendment Form.

Amendment of Tenders

If you wish to change the terms of all or some of your Tenders or you wish to withdraw some (not all) of your Tenders, you must tick the 'Amendment Box' on the Withdrawal/ Amendment Form. You must then complete your shareholder details, complete the details of all of your new Tenders on that form in accordance with the instructions shown on it and send it to the Registry so that it is received no later than 9:00 pm (Melbourne time) on 8 April 2005.

The effect of amending your Tenders by submitting a Withdrawal/Amendment Form will be to withdraw all of your previous Tenders for the Securityholder Reference Number specified and (where applicable) replace them with the new Tenders detailed on that form. On the Withdrawal/Amendment Form, you will need to complete the details of all of the Tenders you wish to submit as if you had not previously submitted them. If your Withdrawal/Amendment Form is incomplete or incorrect, the Registry will make at least one attempt to contact you before the Closing Date. Where there is insufficient time or you cannot be contacted, your Withdrawal/Amendment Form will not be accepted and your existing Tender will be processed into the Buy-Back.

1 Please note that while the CHESS subregister automatically shuts down for processing at 7:00 pm each night, any valid Tenders received by CHESS between 7:00 pm to 9:00 pm on 8 April 2005 will be processed into the Buy-Back on the basis of the time that the request was received by CHESS. Receipts for requests received between 7:00 pm and 9:00 pm on 8 April 2005 will be distributed to your controlling participant on the morning of 9 April 2005.

(b) CHESS Holdings

If you have a CHESS Holding, you will need to instruct your controlling participant in sufficient time for them to process your withdrawal or amendment by no later than 9:00 pm (Melbourne time) on 8 April 2005[1].

If you have a CHESS Holding, you must NOT send a Withdrawal/Amendment Form to the Registry, as they cannot action that request.

The effect of your controlling participant withdrawing or amending one of more of your Tenders will be to withdraw those Tenders, and in the case of an amendment, to replace the amended Tenders with new Tenders.

If you are a sponsored CHESS Holder, you will be issued written confirmation from CHESS of the withdrawals or amendments made in relation to your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by BlueScope Steel of your Tender.

1.20 How can I obtain additional Tender or Withdrawal/Amendment Forms?

If you require an additional Withdrawal/Amendment Form or any replacement Tender Forms, please call the BlueScope Steel Buy-Back enquiry line on 1800 448 909 toll free within Australia or on +61 3 9615 9047 if you are calling from outside Australia between the hours of 8:30 am and 5:30 pm (Melbourne time) on a business day.

You should keep in mind that, in order to withdraw or amend your Tender over Issuer Sponsored Holdings at or near the end of the Tender Period, you should have sent your form to the Registry so that it is received by no later than 9:00 pm (Melbourne time) on 8 April 2005.

1.21 Can ordinary shares held by BlueScope Steel's employees be tendered?

If you are a current or former employee of BlueScope Steel and hold Shares under one of BlueScope Steel's Employee Incentive Schemes ('EIS'), you are entitled to participate in the Buy-Back in relation to Shares registered in your name on the Record Date (4 March 2005) provided:

(a) those Shares are not Restricted Employee Shares; and

(b) you are not located in the United States or Canada and are not a US Person or a resident of Canada and you are not otherwise an Excluded Foreign Person.

For further information on participation in the Buy-Back in respect of your EIS Shares, please refer to the separate EIS communication distributed on 21 February 2005.

If you have not yet received an EIS communication or if you have any other queries about tendering your EIS Shares, please call Lisa Nicholson, Assistant Company Secretary, BlueScope Steel on (03) 9666 4073.

1.22 How will I receive payment for Shares bought back?

If your tender is successful, proceeds from the Buy-Back will be paid in Australian dollars. If you have an existing direct credit instruction for payment of dividends in Australian dollars, the payment will be made to the account recorded on your holding as at 9:00 pm on 8 April 2005.

In all other cases, including where dividend payment instructions are denominated in currencies other than Australian dollars, you will be paid by cheque drawn on an Australian bank branch in Australian dollars.

If you wish to change your dividend payment arrangement, you will need to send written confirmation so that the Registry receives it by no later than 9:00 pm on 8 April 2005. Please note that if you change your method of payment for the purpose of receiving Buy-Back proceeds, this will be the method for future payment of dividends.

Cheques and direct credit advices will be mailed to you at your risk, to your address (which must be outside the United States and Canada) as shown on the BlueScope Steel Share Register at 9:00 pm (Melbourne time) on 8 April 2005. It is your responsibility to inform the Registry of any changes to your contact details.

Payments to bank accounts and dispatch of cheques are expected to be completed by 19 April 2005. Payments to the accounts and the dispatch of cheques to the addresses on the BlueScope Steel Share Register will satisfy BlueScope Steel's obligation to pay you for any Shares bought back.

1 Please note that while the CHESS subregister automatically shuts down for processing at 7:00 pm each night, any valid Tenders received by CHESS between 7:00 pm to 9:00 pm on 8 April 2005 will be processed into the Buy-Back on the basis of the time that the request was received by CHESS. Receipts for requests received between 7:00 pm and 9:00 pm on 8 April 2005 will be distributed to your controlling participant on the morning of 9 April 2005.

1.23 Can I trade my Shares after submitting a Tender?

You should not sell or offer to sell, pledge as collateral in CHESS, or attempt to transfer any Shares you have tendered into the Buy-Back. Nor should you convert the Shares from an Issuer Sponsored Holding to a CHESS Holding or vice versa or transfer them between CHESS Holdings (for instance, if you change your HIN between controlling participants). However, any Shares which you have not tendered into the Buy-Back may be sold or otherwise dealt with in the ordinary manner.

Once you have submitted a Tender, the number of Shares you have tendered will be locked and placed in a 'subposition' in the BlueScope Steel Share Register. You will not be able to deal with or successfully transfer those Shares until they are released from the subposition. For the Shares to be released from that subposition before the end of the Tender Period, you must withdraw or amend your Tender in accordance with the procedures set out in Section 1.19 of this booklet.

Withdrawals or amendments made in accordance with these procedures may not take immediate effect. You should take this into consideration if you wish to sell or offer to sell or transfer any of the Shares which you have tendered. If at the Buy-Back Date you do not hold at least the number of Shares you successfully tendered, BlueScope Steel may, in its absolute discretion, reject your Tender(s) or treat your Tender(s) as if you had tendered the number of Shares held by you at the Closing Date (see Sections 4.10 and 4.12 for further details).

Shares that are successfully tendered into the Buy-Back will be bought back on the Buy-Back Date (expected to be 12 April 2005). Shares that have been tendered but not accepted will be released from the subposition as soon as practicable on or after the Buy-Back Date.

1.24 If I purchase other shares during the Tender Period, will my tendered Shares be affected?

Shareholders who tender their Shares to BlueScope Steel under the Buy-Back will be able to purchase additional shares in BlueScope Steel on or after 28 February 2005 on the ASX (on an ex-entitlement basis) without compromising their Australian tax position, specifically their entitlement for claiming related franking credits, on Shares sold into the Buy-Back. This is because the ATO has indicated that such additional shares will be excluded from the 'last-in-first-out' rule and therefore will not affect shareholders' ability to receive franking credits on Shares acquired on or before 25 February 2005 in accordance with the 45-day rule (refer to Section 2.9).

General information on the Australian tax implications for shareholders participating in the Buy-Back is included in Section 2 of this booklet but eligible shareholders will need to consider their own particular tax circumstances.

1.25 Will I still be paid the interim dividend if I participate in the Buy-Back?

Yes. You are eligible to receive the FY2005 interim dividend if Shares are registered in your name on the Record Date (4 March 2005) and, in accordance with the Settlement Rules, the Shares confer an entitlement to receive the dividend.

Under the Buy-Back, Shares will not be bought back until 12 April 2005, which is after the Record Date of 4 March 2005. As a result, you will still be paid the interim dividend on any entitled Shares that are tendered into the Buy-Back, as long as you are the registered holder of those Shares on 4 March 2005.

1.26 If I tender all my Shares into the Buy-Back, can I still vote at any General Meeting held before the Closing Date?

Yes. Although there is currently no general meeting scheduled to be held prior to the Closing Date, in the event that any general meeting is called, shareholders who tender their Shares to BlueScope Steel will be entitled to vote in respect of those Shares (in accordance with the voting rights attached to those Shares) at any general meeting that is held on or before the Closing Date.

2 Australian Tax Implications for Shareholders

The following discussion is intended only as a general summary of the Australian income tax implications of participating in the Buy-Back.

If you decide to participate in the Buy-Back, your particular tax treatment will depend on your own circumstances. It is therefore important that you seek professional tax advice to take into account your particular circumstances.

2.1 Introduction

Unless otherwise specified, this discussion is based on income tax legislation and administrative practice as at 21 February 2005. These laws, the interpretation of them by the courts, and administrative practice may change at any time, possibly with retrospective effect. BlueScope Steel has received a draft Class Ruling from the ATO for shareholders who participate in the Buy-Back, which provides preliminary confirmation of a number of the statements contained in this summary. Although it is not anticipated to be the case, it is possible that the final Class Ruling, which will not be issued by the ATO until after the Buy-Back has been completed, may express a view contrary to that set out below.

Some shareholders, for example those who carry on a business in dealing with shares, may be assessed on their dealings in shares other than under the CGT provisions. The tax consequences for those shareholders may differ significantly from those discussed below.

The Buy-Back will constitute an 'off-market' buy-back for Australian tax purposes. All of the Buy-Back Price in excess of $3.07 will be treated as a fully franked dividend.

A shareholder participating in the Buy-Back will be taken, for CGT purposes, to have disposed of their Shares when BlueScope Steel accepts the Tender on 12 April 2005. For Australian tax purposes a shareholder will be treated as disposing of their Shares for the $3.07 capital component plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The Tax Value is expected to be $9.48 adjusted for movement in the S&P/ASX 200 Index from 4,168.8 (the opening level on 21 February 2005) to the close of trading on the Closing Date (8 April 2005 – see Section 2.8).

The following information contains general information on the CGT treatment of a disposal of Shares under the Buy-Back. Section 2.6 contains additional information relevant to the CGT treatment of a disposal of Shares acquired in association with the demerger of BlueScope Steel (then BHP Steel Limited) from BHP Billiton in July 2002.

2.2 Australian resident individual

Income Tax – Treatment of dividend

An Australian resident individual participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the excess of the Buy-Back Price over $3.07 for each Share bought back. The dividend will be included in the individual's assessable income.

If a shareholder whose Shares are bought back is entitled to the benefit of franking credits on the dividend (see Section 2.9 below) the shareholder will also:

- include the franking credit on the dividend in their assessable income; and
- be entitled to a tax offset equal to the franking credit.

The tax offset may reduce the total tax payable by the shareholder on their taxable income. If the tax offset exceeds the total tax payable by the shareholder on their taxable income, the shareholder may be entitled to a cash refund of that excess.

Capital Gains Tax – Disposal of Shares deemed to have been acquired on or before 19 September 1985

Shares may be deemed to have been acquired on or before 19 September 1985 if those shares were acquired in association with the demerger of BlueScope Steel (then BHP Steel Limited) from BHP Billiton in July 2002 as a result of owning BHP Billiton shares acquired on or before 19 September 1985.

Shares deemed to have been acquired on or before 19 September 1985 will not normally be subject to CGT in Australia but the dividend component of the Buy-Back Price will be relevant for income tax purposes.

Capital Gains Tax – Disposal of Shares acquired after 19 September 1985

An Australian resident individual participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of $3.07 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The ATO's method for calculating the Tax Value is discussed in Section 2.8.

The calculation of any capital gain in respect of Shares bought back will depend on when the Shares were bought. If a shareholder has held their Shares for less than 12 months, any capital gain will be calculated as the excess of the deemed capital proceeds over the CGT cost base of the Share. If the Share was acquired at or before 11:45 am (ACT time) on 21 September 1999, the shareholder may choose whether to index the cost base to 30 September 1999 or apply the CGT discount (which reduces the gain, net of any capital losses, by 50%). Shareholders who acquired their Shares after 11:45 am (ACT time) on 21 September 1999 and have held their Shares for more than 12 months must apply the CGT discount in calculating any capital gain on disposal.

Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal. Section 2.6 contains additional information on the cost base for a Share acquired in association with the demerger of BlueScope Steel (then BHP Steel Limited) from BHP Billiton in July 2002.

A capital loss for a Share disposed of under the Buy-Back will arise to the extent that the CGT cost base of the Share exceeds the deemed capital proceeds. No allowance for indexation is made in determining the cost base of the Share for this purpose.

The capital loss which arises under the Buy-Back may be greater than the capital loss which may have arisen under an equivalent sale of the Shares on-market. This is because the capital proceeds under the Buy-Back are limited to $3.07 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price (i.e. the dividend component is not included in the capital proceeds). The lower deemed capital proceeds also means that any capital gain which may otherwise have arisen on disposal of the Shares is reduced or eliminated.

A capital loss that arises from the Buy-Back can only be used to offset capital gains made by the individual shareholder. Capital losses that are not used in the income year in which they arise may be carried forward and used to offset capital gains made in later income years.

Any capital loss arising from the Buy-Back cannot be offset against the dividend or any franking credit included in the shareholder's assessable income from the Buy-Back.

The table at Section 2.7 provides illustrative examples of the potential tax consequences for an Australian resident individual disposing of their Shares under the Buy-Back. The actual tax consequences will depend on the Buy-Back Price, the Tax Value, the individual's applicable marginal tax rate and their CGT cost base for the Shares.

It is important to understand that the table is an example only and is based on a number of assumptions including:

(a) an assumed Buy-Back Price which may not be the actual Buy-Back Price. The actual Buy-Back Price and the amount of the frankable distribution will not be known until after the Closing Date;

(b) a Tax Value which may change, depending on the movement in the S&P/ASX 200 Index up to the Closing Date. The actual Tax Value will not be known until after the Closing Date; and

(c) two illustrative cost bases of $4.00 and $6.00 per share.

In any event, the tax consequences for an individual may be different because of their particular circumstances.

2.3 Australian resident company

Income Tax – Treatment of dividend

An Australian resident company participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the excess of the Buy-Back Price over $3.07 for each Share bought back.

The company shareholder will be required to include the dividend in its assessable income.

If the shareholder is entitled to the benefit of franking credits on the dividend (see Section 2.9 below), the shareholder will also:

- include the franking credit on the dividend in its assessable income;
- be entitled to a tax offset equal to the franking credit; and
- be entitled to a credit in its own franking account equal to the amount of the franking credit.

If the tax offset exceeds the tax payable by the shareholder, no tax refund is available but the full franking credit may nevertheless be credited to the shareholder's own franking account.

Capital Gains Tax – Disposal of Shares deemed to have been acquired on or before 19 September 1985

Shares may be deemed to have been acquired on or before 19 September 1985 if those shares were acquired in association with the demerger of BlueScope Steel (then BHP Steel Limited) from BHP Billiton in July 2002 as a result of owning BHP Billiton shares acquired on or before 19 September 1985.

Shares deemed to have been acquired on or before 19 September 1985 will not normally be subject to CGT in Australia but the dividend component of the Buy-Back Price will be relevant for income tax purposes.

Capital Gains Tax – Disposal of Shares acquired after 19 September 1985

An Australian resident company participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of $3.07 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The ATO's method for calculating the Tax Value is discussed in Section 2.8.

A capital gain for a Share disposed of under the Buy-Back will arise to the extent that the deemed capital proceeds exceed the CGT cost base of the Share. If the Share was acquired at or before 11:45 am (ACT time) on 21 September 1999, the cost base may be indexed to 30 September 1999.

Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal. Section 2.6 contains additional information on the cost base for a Share acquired in association with the demerger of BlueScope Steel (then BHP Steel Limited) from BHP Billiton in July 2002.

Proposed retrospective legislation to limit buy-back capital losses incurred by Australian resident companies was introduced on 18 November 2004 (Schedule 3 to Tax Laws Amendment (2004 Measures No 6) Bill 2004. Assuming that the bill is passed by the Senate, the measure to limit buy-back capital losses incurred by Australian resident companies will apply to off-market share buy-backs with effect from 1 July 2002. The detailed provisions are complex (being amendments to subsection 159GZZZQ(8) of the Income Tax Assessment Act 1936) but, in principle, deem the capital proceeds of each bought-back share to be equal to its Tax Value (i.e. including the dividend component). However, the deeming affects only a capital loss; it does not create or increase a capital gain. In view of this possible retrospectivity, it is very important that Australian resident companies seek their own independent taxation advice before participating in the Buy-Back.

A capital loss that arises from the Buy-Back can only be used to offset capital gains. Capital losses that are not used may be carried forward and used to offset capital gains made in later income years subject to restrictions including the continuity of ownership test or the same business test.

Any capital loss arising from the Buy-Back cannot be offset against the dividend or any franking credit included in the shareholder's assessable income.

2.4 Australian complying superannuation fund

Income Tax – Treatment of dividend

An Australian complying superannuation fund participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the excess of the Buy-Back Price over $3.07 for each Share bought back. The shareholder will be required to include in its assessable income the amount of the dividend.

If the shareholder is entitled to the benefit of franking credits on the dividend (see Section 2.9 below), the shareholder will also:

- include the franking credit on the dividend in its assessable income; and
- be entitled to a tax offset equal to the franking credit.

The tax offset reduces the total tax payable by the shareholder on its taxable income. If the tax offset exceeds the total tax payable by the shareholder on its taxable income, the shareholder may be entitled to a cash refund of that excess.

Capital Gains Tax – Disposal of Shares (including Shares acquired on or before 19 September 1985)

An Australian complying superannuation fund participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of $3.07 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The ATO's method for calculating the Tax Value is discussed in Section 2.8.

A capital gain for a Share disposed of under the Buy-Back will arise to the extent that the capital proceeds exceed the CGT cost base of the Share. If the Share was acquired at or before 11:45 am (ACT time) on 21 September 1999, the shareholder may choose whether to index the cost base to 30 September 1999 or apply a one-third CGT discount (which reduces the gain, net of any capital losses, by one-third). Shareholders who acquired their Shares after 11:45 am (ACT time) on 21 September 1999 and have held their Shares for more than 12 months must apply the one-third CGT discount.

Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal. Section 2.6 contains additional information on the cost base for a Share acquired in association with the demerger of BlueScope Steel (then BHP Steel Limited) from BHP Billiton in July 2002.

A capital loss for a Share disposed of under the Buy-Back will arise to the extent that the CGT cost base of the Share exceeds the deemed capital proceeds. No allowance for indexation is made in determining the cost base of the Shares for this purpose.

A capital loss that arises from the Buy-Back can only be used to offset capital gains. Capital losses that are not used in the income year in which they arise may be carried forward and used to offset capital gains made in later income years.

Any capital loss arising from the Buy-Back cannot be offset against the dividend and franking credit included in the shareholder's assessable income.

2.5 Non-residents of Australia

The proceeds of any Shares bought back will not be subject to Australian withholding tax.

Income Tax – Tax treatment of dividend component

Non-resident shareholders should note that the deemed dividend component of the Buy-Back Price is only relevant for Australian tax purposes. The treatment of the deemed dividend component is a function of Australian tax law (Division 16K of the Income Tax Assessment Act 1936) and does not alter the fact that, for all other purposes, the entire Buy-Back Price is simply the proceeds from selling the Shares back to BlueScope Steel.

For Australian tax purposes, the dividend component of the Buy-Back Price is specifically not subject to either Australian income tax or Australian withholding tax. This is because the dividend component is fully franked. The franking credits which are attached to the dividend component will generally have no further relevance for shareholders resident outside Australia and no part of those franking credits is refundable to shareholders resident outside Australia.

Since the Buy-Back will proceed only at a price that represents at least a 5% discount to the Market Price, shareholders resident outside Australia would generally be expected to receive a better price for their Shares by selling them on-market.

Capital Gains Tax – Disposal of Shares

No Australian CGT gain or loss should arise for a non-resident participating in the Buy-Back unless the non-resident together with its 'associates' has at any time in the preceding five years held 10% or more of the issued shares of BlueScope Steel.

If a non-resident shareholder holds shares in BlueScope Steel as part of a business conducted through a permanent establishment in Australia, different CGT consequences may arise and specific Australian taxation advice should be sought.

2.6 Capital Gains Tax – Cost base for Shares acquired in association with the demerger of BlueScope Steel (then BHP Steel Limited) from BHP Billiton

For those BlueScope Steel shareholders who acquired Shares in association with the demerger of BlueScope Steel (then BHP Steel Limited) from BHP Billiton in July 2002, the cost base for each Share will generally be:

- if the Share was acquired through the sale facility: $2.80, being the price paid for the Share; or
- if the Share was acquired on a one for five basis as a result of owning post-CGT shares in BHP Billiton (ie, BHP Billiton shares acquired after 19 September 1985): 5.063% of the cost base just before the demerger of a BHP Billiton share multiplied by five; based on the cost base allocation rules under the tax demergers legislation. For example, if a shareholder had a cost base of $8.00 for their BHP Billiton shares just before the demerger, the cost base of the BlueScope Steel Share received under the demerger scheme for every five BHP Billiton shares will be $2.025 (ie, 5.063% x $8.00 x 5).

The cost base for BHP Billiton shares just before the demerger will generally be the amount the shareholder paid to acquire the share together with certain incidental costs of acquisition, for example stamp duty and brokerage. However, this cost base amount must also be adjusted for any capital reductions or bonus issues of shares undertaken by BHP Billiton prior to the demerger. For example, on the formation of the dual listed company structure between BHP Limited and Billiton Plc in June 2001, a bonus issue of 1.0651 shares for each share held was made. Further, a capital reduction was undertaken to facilitate the demerger of OneSteel Ltd in October 2000 (A$0.66 reduction in cost base per share before adjustment for DLC bonus shares).

It should also be noted that for Australian complying superannuation funds, if the BHP Billiton shares were acquired by the fund before 1 July 1988, the CGT cost base may have been adjusted to the market value of the shares on 30 June 1988.

Further information is available online at www.bluescopesteel.com and the ATO website at www.ato.gov.au. If you decide to participate in the Buy-Back, your particular tax treatment will depend on your own circumstances. It is therefore important that you seek professional tax advice to take into account your particular circumstances.

2.7 Worked tax examples for Australian resident individuals and Australian complying superannuation funds

The table below provides illustrative examples of the potential tax consequences for Australian resident individuals and Australian complying superannuation funds from disposing of their Shares under the Buy-Back.

The column on the right of the table marked 'Your workings' is there to assist you, should you choose to participate in the Buy-Back. It is intended to help you calculate the anticipated income tax and CGT consequences based on your assumed marginal tax rate, the assumed Buy-Back Price and the assumed Tax Value of $9.48.

Electronic calculations can also be made using the tax calculator on BlueScope Steel's website at www.bluescopesteel.com

It is important to understand that the table is an example only and is based on a number of assumptions including:

(a) a Buy-Back Price which may not be the actual Buy-Back Price. The actual Buy-Back Price and the amount of the franked deemed dividend will not be known until after the Buy-Back closes;

(b) the discount capital gain method is used, which may or may not be applicable depending on a participating shareholder's circumstances; and

(c) a Tax Value which may change (see Section 2.8). The actual Tax Value will not be known until after the Buy-Back closes.

Example: Income tax and CGT consequences per Share from participating in the Buy-Back (based on an illustrative Buy-Back Price of $8.15 and an illustrative Tax Value of $9.48)

	Superfund		Australian resident individuals [1]					
Per share A$	Income = $0+ 15% tax rate		Income = $0 - $6,000 0.00% marginal tax rate		Income $6,001 - $21,600 18.50% marginal tax rate		Income = $21,601 - $58,000 31.50% marginal tax rate	
Income tax consequences (dividend)								
Illustrative Buy-Back Price	$8.15		$8.15		$8.15		$8.15	
Less: capital component	($3.07)		($3.07)		($3.07)		($3.07)	
Assumed fully franked dividend [2]	$5.08		$5.08		$5.08		$5.08	
Add: gross up for franking credits	$2.18		$2.18		$2.18		$2.18	
Assessable income	$7.26		$7.26		$7.26		$7.26	
Tax on assessable income	($1.09)		$0.00		($1.34)		($2.29)	
Tax offset[3]	$2.18		$2.18		$2.18		$2.18	
Net tax offset (tax payable) on franked dividend	$1.09		$2.18		$0.84		($0.11)	
After tax proceeds [3]	**$6.17**		**$7.26**		**$5.92**		**$4.97**	
CGT consequences (capital)								
Capital component	$3.07	$3.07	$3.07	$3.07	$3.07	$3.07	$3.07	$3.07
Add: excess Tax Value over Buy-Back Price [4]	$1.33	$1.33	$1.33	$1.33	$1.33	$1.33	$1.33	$1.33
Less: Illustrative cost base	($4.00)	($6.00)	($4.00)	($6.00)	($4.00)	($6.00)	($4.00)	($6.00)
Nominal capital gain/ loss on disposal	$0.40	($1.60)	$0.40	($1.60)	$0.40	($1.60)	$0.40	($1.60)
Discount capital gain/ loss [5]	$0.27	($1.07)	$0.20	($0.80)	$0.20	($0.80)	$0.20	($0.80)
Tax impact of capital gain/ loss [6]	($0.04)	$0.16	$0.00	$0.00	($0.04)	$0.15	($0.06)	$0.25
After tax proceeds [5,6]	**$3.03**	**$3.23**	**$3.07**	**$3.07**	**$3.03**	**$3.22**	**$3.01**	**$3.32**
Total after tax proceeds [5,6]	**$9.20**	**$9.40**	**$10.33**	**$10.33**	**$8.95**	**$9.14**	**$7.98**	**$8.29**

Notes:

1 The marginal tax rate used includes the Medicare Levy of 1.5%. The Medicare Levy depends on the individual's own circumstances.

2 This assumed fully franked dividend ($5.08) is calculated as the assumed Buy-Back Price of $8.15 less the fixed capital component of $3.07.

3 This assumes the shareholder is fully entitled to franking credits.

4 This assumes, for illustrative purposes only, that the market value for tax purposes (the 'Tax Value') of the Shares is $9.48. The actual Tax Value will be $9.48, adjusted for the movement in the S&P/ASX 200 Index from 4,168.8 (the opening level on 21 February 2005) to the closing level on the Closing Date.

In any event, the tax consequences for an individual or superannuation fund may be different from the example because of their particular circumstances. The amounts calculated under the tax table will not necessarily reflect the actual tax consequences for you if you choose to participate in the Buy-Back.

Note the 'David (example)' in the table below is based on an illustrative Buy-Back Price of $8.34 (a 12% Tender Discount to the assumed Market Price of $9.48). This example is discussed in detail in the following pages.

[redacted]		[redacted]		David (example)			Your workings	
Income = $58,001 - $70,000 43.50% marginal tax rate		Income = $70,000+ 48.50% marginal tax rate		Income = $40,000 31.50% marginal tax rate			Income = $.... ....% marginal tax rate	
$8.15		$8.15		Buy-Back Price =	$8.34	A	Buy-Back Price =	$..............
($3.07)		($3.07)		Capital component =	($3.07)	B	Capital component =	($ 3.07)
$5.08		$5.08		$8.34 - $3.07 =	$5.27	B	$.......... - $3.07 =	$..............
$2.18		$2.18		$5.27 * (0.3/0.7) =	$2.26	C	$.......... * (0.3/0.7) =	$..............
$7.26		$7.26		$5.27 + $2.26 =	$7.53	C	$.......... + $.......... =	$..............
($3.16)		($3.52)		- ($7.53 * 31.5%) =	($2.37)	D	- ($.......... * ....%) =	($..............)
$2.18		$2.18		$5.27 * (0.3 / 0.7) =	$2.26	C	$.......... * (0.3/0.7) =	$..............
($0.98)		($1.34)		$2.26 - $2.37 =	($0.11)	E	$.......... - $........... =	$..............
$4.10		**$3.74**		**$5.27 - $0.11 =**	**$5.16**		**$..........+/- $.......... =**	**$..............**
$3.07	$3.07	$3.07	$3.07	Capital component =	$3.07		Capital component =	$ 3.07
$1.33	$1.33	$1.33	$1.33	$9.48 - $8.34 =	$1.14	F	$.......... - $........... =	$..............
($4.00)	($6.00)	($4.00)	($6.00)	Cost base =	($6.00)		Your cost base =	$..............
$0.40	($1.60)	$0.40	($1.60)	$3.07 + $1.14 - $6.00 =	($1.79)	G	$3.07 + $..........- $..........=	$..............
$0.20	($0.80)	$0.20	($0.80)	$1.79 * 50% =	($0.90)	H	$............ * ....% =	$..............
($0.09)	$0.35	($0.10)	$0.39	$0.90 * 31.5% =	$0.28		$............ * ....% =	$..............
$2.98	**$3.42**	**$2.97**	**$3.46**	**$3.07 + $0.28 =**	**$3.35**		**$3.07 + $.......... =**	**$..............**
$7.08	**$7.52**	**$6.71**	**$7.20**	**$5.16 + $3.35 =**	**$8.51**	**I**	**$.......... + $........... =**	**$..............**

5 This assumes that the discount capital gain method is used, which adjusts the total capital gain by a discount factor (50% for individuals; 66 2/3% for super funds). Although capital losses, as such, are not subject to discount, it is assumed that capital losses are offset against other, discounted capital gains. If capital losses are offset against undiscounted capital gains (e.g. on assets held for less than 12 months), the tax impact of the capital loss will be greater (more favourable) than shown in the table.

6 This assumes shareholders will be able to fully utilise capital losses to offset capital gains. The capital loss which arises under the Buy-Back may be different to any capital gain/loss which may have arisen under an equivalent sale of Shares on-market. This is because the capital proceeds under the Buy-Back are limited to the aggregate of $3.07 (the cash capital component) plus $1.33 (the assumed excess of the Tax Value over the assumed Buy-Back Price). The $1.33 is used for illustrative purposes only and will depend on the actual Buy-Back Price.

Example

David earns $40,000 per annum, and he is in a tax bracket that gives him a marginal tax rate of 31.5%. David purchased 1,000 shares at $6.00 per share and as a consequence his cost base for CGT purposes is $6.00. David is able to tender at any of the 10 specified Tender Discounts in the range of 5% to 14% to the Market Price or as a Final Price Tender, and wants to calculate the income tax and CGT consequences for a given Buy-Back Price within the range, on a per Share basis.

Income tax consequences (see 'David example')

A If David decides to tender at a 12% Tender Discount to the assumed Market Price of $9.48, the equivalent Buy-Back Price would be $8.34 per Share.

B The Buy-Back Price is made up of two components, a capital component of $3.07 and a fully franked dividend component. The assumed fully franked dividend component would be $5.27 per Share, representing the difference between the illustrative Buy-Back Price of $8.34 and the capital component of $3.07.

C The dividend component of the Buy-Back Price will be fully franked; therefore it needs to be 'grossed up' for the franking credits that are attached to it. The 'gross up' occurs because tax credits can be passed to shareholders for income tax already paid by BlueScope Steel. The company tax rate in Australia is 30%, so the 'gross up' is calculated by dividing the fully franked dividend component by 0.7 and then multiplying it by 0.3. This gives David a 'grossed up' dividend amount of $7.53.

D David calculates his income tax liability by multiplying the 'grossed up' dividend amount of $7.53 by his marginal tax rate of 31.5%.

E Overall, David must pay 11 cents of income tax for every share he sells in the Buy-Back. This is the difference between the tax already paid by BlueScope Steel ($2.26) and the tax payable at his marginal rate ($2.37). David's net dividend proceeds after income tax are $5.16 (ie. $5.27 less $0.11). Note: numbers may differ due to rounding.

Capital gains tax consequences (see 'David example')

F For tax purposes, the price at which David will be deemed to have sold his Shares in the Buy-Back will be equal to the $3.07 capital component plus any amount by which the Tax Value exceeds the Buy-Back Price. Based on an assumed Tax Value of $9.48 and the assumed Buy-Back Price of $8.34, the excess amount is $1.14.

G David will be deemed to have sold his Shares into the Buy-Back for $4.21 per Share (i.e. the $3.07 capital component plus the $1.14 excess of the Tax Value over the Buy-Back Price). David's cost base is $6.00 per Share. Thus, the maximum capital loss that David will be able to offset against capital gains, assuming his Shares are sold into the Buy-Back, is $1.79 per Share (i.e. $4.21 less $6.00).

H Assuming David has held the other (gain) assets for more than 12 months, the discount capital gain method is used, which adjusts the total capital loss by a discount factor of 50% for individuals.

I David would receive after tax proceeds of $8.51 if he tenders his Shares at $8.34 per Share (i.e. 12% Tender Discount to the assumed Market Price of $9.48), based on the assumptions above and the notes to the table.

2.8 Taxation Determination TD2004/22

On 30 June 2004, the ATO released Taxation Determination TD2004/22 which sets out the ATO's view generally in relation to the basis of determining the capital proceeds on the disposal of shares for CGT purposes under an off-market buy-back. It seeks to determine the market value of the shares at the time of a buy-back, calculated as if the buy-back did not occur and was never proposed to occur ('Tax Value').

The ATO has confirmed that the Tax Value will be determined as the volume weighted average price of the shares over the last five trading days before the first announcement of the Buy-Back adjusted for the interim dividend (that is, $9.48) adjusted for the movement in the S&P/ASX 200 Index from 4,168.8 (the opening level on 21 February 2005) to the close of trading on the Closing Date (8 April 2005).

The ATO has indicated that for the purposes of the Buy-Back, the Tax Value will be determined in accordance with the following formula:

$$\$9.48 \times \frac{\text{Closing level of S\&P/ASX 200 Index on the Closing Date}}{4{,}168.8^{*}}$$

* 4,168.8 was the opening level of the S&P/ASX 200 Index on 21 February 2005.

If the movement in the S&P/ASX 200 Index is significantly different from the movement in BlueScope Steel's market price over the relevant period, BlueScope Steel may approach the ATO to seek to vary the methodology used to determine the Tax Value.

If the Buy-Back Price is higher than the Tax Value, a portion of the dividend equal to the difference between the Buy-Back Price and the Tax Value would be deemed to be unfrankable. However, as BlueScope Steel intends to set the Buy-Back Price at no more than the Tax Value, this will not occur.

2.9 Limits on availability of franking credits and tax offsets

The Australian tax legislation includes a number of rules which may prevent shareholders participating in the Buy-Back from claiming the benefit of franking credits on the dividend component of the Buy-Back Price.

These rules are designed to, amongst other things, discourage trading in franking credits. These rules may deny the benefit of franking credits to shareholders generally, or because of their particular circumstances.

BlueScope Steel has received preliminary advice from the ATO that the ATO will not make a determination to deny shareholders generally the benefit of tax offsets on the dividend under the Buy-Back. This is expected to be confirmed in the Class Ruling.

However, the particular circumstances of the shareholder will also be relevant in determining whether the rules deny the benefit of the tax offset or franking credit. For example, the period during which the shareholder holds the Share and any arrangements the shareholder has in relation to the Share will be important.

Generally, resident shareholders should have regard to the operation of the holding period rule ('the 45-day rule') in relation to their participation in the Buy-Back. Shareholders who are individuals and whose total franking credit entitlement for the income year does not exceed $5000 should not be subject to the 45-day rule. As a result of some recent changes to the law, this exemption may not be available.

However, the Minister for Revenue and Assistant Treasurer in a Press Release dated 27 September 2002 indicated that the Government intends to amend the law to ensure that this exemption continues to be available.

In simple terms, the 45-day rule requires a resident shareholder to have held their shares 'at risk' for a specified period in order to qualify for the franking credit on the dividend. This would include the dividend component of the Buy-Back Price. The 45-day rule requires that shareholders must hold their Shares at risk for a period of 45 days (excluding the days of acquisition and disposal) within a period beginning on the day after those Shares were acquired and ending 45 days after the day on which the Shares become ex-dividend.

The 45-day rule is complex. Generally, a shareholder who is subject to the rule and has acquired their Shares after 25 February 2005 would fail the 45-day rule in respect of the dividend component of the Buy-Back Price. This is on the assumption that the determination of the Buy-Back allocation occurs on 12 April 2005.

A shareholder may fail the requirements of the 45-day rule even if the shareholder acquired their Shares on or before 25 February 2005. This may arise where the shareholder has entered into other arrangements regarding the Shares which reduce their risk of loss or opportunity for gain on the Shares. For example, granting an option to another person to acquire their Shares would reduce that risk or opportunity.

The 45-day rule also operates on a 'last-in-first-out' basis so that a shareholder will be deemed, for the purpose of applying the 45-day rule, to have disposed of their most recently acquired shares under the Buy-Back. Generally, if the most recently acquired shares were acquired after 25 February 2005, the shareholder may not qualify for the franking credit on the dividend deemed to have been received by a shareholder participating in the Buy-Back. However, BlueScope Steel has received clarification on the treatment of shares purchased within the 45-day period and the ATO has agreed that shares purchased on or after 28 February 2005 (ex-entitlement to participate in the Buy-Back) will be excluded from the 'last-in-first-out' rule. These shares will therefore not affect the ability to receive franking credits on Shares acquired on or before 25 February 2005 which are tendered into the Buy-Back. In addition, where the shareholder is under an obligation to make related payments in respect of the dividend arising on the Buy-Back Price, the shareholder may not qualify for the tax offset or franking credit unless other at risk holding requirements are satisfied.

3

Effect of the Buy-Back on BlueScope Steel

3.1 Full year results and other information

On 21 February 2005, BlueScope Steel announced a record result with net profit after tax ('NPAT') for the six months ended 31 December 2004 of $485 million compared to $227 million for the previous corresponding period (six months ended 31 December 2003), an increase of 114%. This was achieved despite higher steel feed and raw material costs and a stronger Australian dollar. The $485 million NPAT is also 36% higher than the previous period (six months ended 30 June 2004) NPAT of $357 million.

Earnings per share ("EPS") for the six months ended 31 December 2004 was 65.7 cents compared to 29.8 cents for the previous corresponding period (six months ended 31 December 2003).

In maintaining its continued focus on rewarding shareholders as the Company grows, the Board has approved an interim ordinary dividend of 18 cents per share ($133 million), which will be fully franked and payable on 4 April 2005. This represents an increase of 50% over the 12 cents per share interim dividend ($88 million) for the previous corresponding half (six months ended 31 December 2003). The Record Date for both the interim dividend and the Buy-Back is 4 March 2005. All shareholders holding entitled ordinary Shares on the Record Date will be paid the interim dividend, regardless of whether they choose to participate in the Buy-Back.

Electronic copies of BlueScope Steel's Half Year Earnings Report Six Months Ended 31 December 2004 and accompanying Half Year Results Presentation and additional information can be found at www.bluescopesteel.com. Announcements made by BlueScope Steel after the date of this booklet may be of interest to shareholders. Any such announcements can also be found on BlueScope Steel's website at www.bluescopesteel.com.

Capital management

On 21 February 2005 the Board announced its intention to implement this off-market Buy-Back, targeting a purchase of up to $200 million of the Company's ordinary Shares.

The Buy-Back will replace the on-market buy-back announced on 19 August 2004. As at 21 February 2005 BlueScope Steel had bought back 9.53 million shares for a total consideration of $74.9 million under the on-market buy-back.

These initiatives are consistent with the Board's stated capital management priorities of financing growth initiatives and returning cash to shareholders through dividends and other means such as buy-backs.

3.2 Impact of Buy-Back on future growth

Since listing, BlueScope Steel has invested substantially in new growth initiatives, committing total capital of over A$1,100 million in a number of initiatives, including: a new coating and painting facility in China; a new coating and painting facility in Vietnam; a second coating line in Thailand; a new COLORBOND® steel paintline in Sydney; expansion of the Hot Strip Mill at Port Kembla Steelworks; the acquisition of Butler Manufacturing Company; and the construction of three new manufacturing facilities in India.

Given the strength of BlueScope Steel's financial position, the Board considers that the Buy-Back will not prejudice the Company's ability to continue to fund these opportunities or other value-enhancing opportunities as they arise.

3.3 How will the Buy-Back be funded?

The Buy-Back will be funded from liquid assets and established committed funding facilities.

3.4 Impact of the Buy-Back on key financial indicators

The precise impact of the Buy-Back cannot be determined until the Buy-Back Price and the size of the Buy-Back are finalised. However, the Buy-Back is expected to improve BlueScope Steel's earnings per share, cash flow per share and return on equity in the FY2005 and later financial years. The more shares that are repurchased, the greater the expected enhancement.

The reduction in franking credits resulting from the Buy-Back will not be known until the Buy-Back Price and total size of the Buy-Back are determined. In any event, BlueScope Steel expects to continue to be in a position to fully frank its dividends for the foreseeable future.

3.5 Financial impact of the Buy-Back

The table below sets out BlueScope Steel's Consolidated Statement of Financial Position and a Pro forma Consolidated Statement of Financial Position as at 31 December 2004, assuming $200 million worth of Shares are bought back on the assumptions set out in the notes below the table.

Consolidated Statement of Financial Position

As at 31 December 2004	Actual A$ million	Pro forma[1,2] A$ million
Assets		
Cash	106.5	106.5
Receivables	837.7	837.7
Inventory	1,079.1	1,079.1
Other Assets	491.7	491.7
Net Fixed Assets	3,336.0	3,336.0
Total Assets	**5,851.0**	**5,851.0**
Liabilities		
Creditors	646.0	646.0
Interest Bearing Liabilities	650.9	852.6
Provisions	1,184.7	1,184.7
Total Liabilities	**2,481.6**	**2,683.3**
Net Assets	**3,369.4**	**3,167.7**
Equity		
Contributed Equity	1,876.0	1,800.7
Reserves	(129.1)	(129.1)
Retained profits	1,578.1	1,451.7
Total parent entity interest	3,325.0	3,123.3
Outside equity interest in controlled entities	44.4	44.4
Total equity	**3,369.4**	**3,167.7**

Notes:

1 Pro forma calculations assume the Buy-Back Price is $8.15, the number of Shares bought back is 24.5 million and $200 million worth of BlueScope Steel Shares are bought back. This Buy-Back Price is an example only. You should not rely on this price as being the Buy-Back Price. See Section 1.8 for an explanation of how the Buy-Back Price will be determined.

2 Pro forma calculations assume that the Buy-Back is funded wholly from interest bearing liabilities. Assuming a Buy-Back Price of $8.15 per Share, $3.07 per Share of the Buy-Back Price will be debited to contributed equity and the assumed balance of $5.08 per Share will be debited to retained profits. Estimated incidental costs have also been debited to retained profits.

3.6 What effect will the Buy-Back have on BlueScope Steel's issued shares?

As at 21 February 2005, BlueScope Steel had on issue 740.1 million fully paid ordinary shares. Assuming a total of $200 million worth of BlueScope Steel's Shares are bought back, the following table sets out the number of Shares and the percentage of BlueScope Steel's total issued shares which would be bought back assuming different Buy-Back Prices. The table is an example only and you should not rely on it as being the percentage of Shares which will be bought back. All Shares that BlueScope Steel buys back will be cancelled.

Specified Tender Discount	Buy-Back Price assuming a Market Price of $9.48	Number of Shares bought back (million)	% of total issued Shares of BlueScope Steel
14%	$8.15	24.5	3.3%
13%	$8.25	24.2	3.3%
12%	$8.34	24.0	3.2%
11%	$8.44	23.7	3.2%
10%	$8.53	23.4	3.2%
9%	$8.63	23.2	3.1%
8%	$8.72	22.9	3.1%
7%	$8.82	22.7	3.1%
6%	$8.91	22.4	3.0%
5%	$9.01	22.2	3.0%

3.7 What effect will the Buy-Back have on the control of BlueScope Steel?

Given the maximum number of Shares BlueScope Steel is expected to acquire in the Buy-Back, the Buy-Back is not expected to have any change of control implications for BlueScope Steel. This expectation is further supported by BlueScope Steel's widely held share ownership structure.

3.8 Outlook

Commenting on BlueScope Steel's results for the six months ended 31 December 2004, Mr Kirby Adams, Managing Director and Chief Executive Officer of BlueScope Steel, was quoted on 21 February 2005 as saying: "The business outlook for BlueScope Steel remains very good. Global demand for our quality products is strong, product pricing remains healthy, and our operations are running well, even as we are stepping up our discretionary repair and maintenance activity.

"In the second half, we expect to confront a range of issues, including:

- the continuing cost of industrial disruption at our Western Port plant;
- the potential restructuring of the Packaging Products business which could result in restructuring charges of up to $50 million, after tax;
- a stronger Australian dollar relative to the US dollar and Asian currencies; and
- higher raw material and scrap costs.

"Notwithstanding these issues, we expect the second half NPAT to be similar to this very strong first half result.

"Therefore, from a financial perspective, we are anticipating a record NPAT for FY2005."

Electronic copies of BlueScope Steel's Half Year Earnings Report Six Months Ended 31 December 2004 and accompanying Half Year Results Presentation and additional information can be found at www.bluescopesteel.com. Announcements made by BlueScope Steel after the date of this booklet may be of interest to shareholders. Any such announcements can also be found on BlueScope Steel's website at www.bluescopesteel.com.

3.9 Forward-looking statements

Certain statements contained in this booklet, including statements in Section 3.8 above and statements regarding the implementation of BlueScope Steel's capital management program and the effect on its business may constitute 'forward-looking statements' for the purposes of applicable securities laws. BlueScope Steel undertakes no obligation to revise the forward-looking statements included in this booklet to reflect any future events or circumstances. BlueScope Steel's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include the number of Shares bought back pursuant to the Buy-Back Invitation, the Buy-Back Price and general trading and economic conditions affecting BlueScope Steel. Further information about BlueScope Steel, its business and factors affecting its operations is contained in the BlueScope Steel Annual Report 2003/2004 and other reports which can be accessed at www.bluescopesteel.com.

4

Additional Information on the Buy-Back

This Section sets out further details of the Buy-Back including important information for joint shareholders, trustees and nominees.

4.1 Size of the Buy-Back

ASIC has granted BlueScope Steel an exemption under subsection 257D(4) of the Corporations Act to permit BlueScope Steel to conduct the Buy-Back in substantially the same manner as an equal access scheme. Further details of the exemption granted by ASIC are set out in Section 4.14.

Under the Corporations Act, BlueScope Steel may, without shareholder approval, buy back shares under an equal access scheme, provided that the number of voting shares bought back in the Buy-Back and in any other buy-back conducted in the last 12 months, does not exceed 10% of the smallest number of votes attaching to BlueScope Steel's voting shares at any time during the 12 months preceding the Buy-Back. The proposed maximum amount of the Buy-Back will result in BlueScope Steel being significantly below the 10% limit.

4.2 Excluded Foreign Persons

This Buy-Back Invitation is not made to any Excluded Foreign Persons.

Without limiting the rights that BlueScope Steel otherwise has in relation to Tenders, a Tender submitted by an Excluded Foreign Person will not be accepted by BlueScope Steel.

An Excluded Foreign Person is defined in Section 5.1 to include any person who is (or who is acting for the account or benefit of a person who is) in the United States or Canada, a US Person or a resident of Canada. Such persons are not entitled to participate, directly or indirectly, in the Buy-Back.

Any person receiving any of the Buy-Back Documents must not, directly or indirectly, distribute or send them into the United States or Canada, or make them available to any US Person or resident of Canada (including to any legal or beneficial owner of BlueScope Steel shares that is a US Person or a resident of Canada) or any person who is in the United States or Canada, whether by use of the US or Canadian mail, or by any means or instrumentality of United States or Canadian interstate or foreign commerce (including, but without limitation, the mail, facsimile transmission, telex, telephone, electronic mail and the internet), or any facility of a United States or Canadian national securities exchange and the Buy-Back cannot be accepted by any such use, means or instrumentality, in or from within the United States or Canada. Accordingly, copies of the Buy-Back Document and any related materials are not being, and must not be, sent or otherwise distributed in or into the United States or Canada or, in their capacities as such, no custodians, trustees or nominees holding Shares for US Persons or residents of Canada, and persons receiving any such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from the United States or Canada. Any purported acceptance of the Buy-Back resulting directly or indirectly from a violation of these restrictions will be invalid. No Shares are being solicited from a resident of the United States or Canada and, if sent in response by a resident of the United States or Canada, will not be accepted.

BlueScope Steel will not accept Tender Forms:

(a) from any person who does not represent that they are not (and they are not acting on behalf or for the account or benefit of a person who is) in the United States or Canada, a US Person or a resident of Canada; or

(b) that have been postmarked in the United States or Canada or that otherwise appear to BlueScope Steel or its agents to have been sent from the United States or Canada.

4.3 Shares held by trustees and nominees

Trustees and nominees who hold Shares should inform the beneficial owners of the Shares about the Buy-Back, subject to any legal restrictions in the countries where such beneficial owners are resident, and then aggregate all Tenders received from beneficial owners. It is the responsibility of the trustee or nominee to complete an aggregated Tender Form on behalf of all beneficial owners.

As discussed above in Section 4.2, trustees or nominees who hold Shares on behalf of or for the account or benefit of a US Person or a resident of Canada or a person in the United States or Canada must not inform any such person of the Buy-Back. It is the responsibility of the trustee or nominee to ensure that, when completing an aggregated Tender Form, it does not include any Tender on behalf of a US Person or a resident of Canada or a person in the United States or Canada.

Trustees and nominees, and any other registered holders with Shares held on behalf of a beneficial owner, should be aware that any scale back will be applied on a registered holder basis only. It is the responsibility of the trustee or nominee to aggregate all instructions received from any underlying beneficial owners other than Excluded Foreign Persons and submit one combined Tender Form (if any).

4.4 Margin lending arrangements

If you hold Shares under margin lending arrangements or if they are held as security for a loan or as Australian Clearing House Pty Limited collateral, you should ensure that your participation in the Buy-Back is permitted by those margin lending arrangements or that loan documentation or by Australian Clearing House Pty Limited.

You should consult with your margin lender and/or broker about the arrangements that must be made to meet their requirements.

4.5 Shareholders with more than one holding of Shares

You will be sent a personalised Tender Form for each separate registered eligible holding of Shares. For example, if you hold some Shares in your name and some Shares jointly with your spouse, you will be sent two Tender Forms. You may tender Shares in the Buy-Back from any or all of your separate eligible registered holdings provided that you complete the Tender Form and follow the instructions on each Tender Form for each holding you wish to tender. Any scale back that applies to Shares tendered into the Buy-Back will be applied to each separate registered holding.

4.6 Joint shareholders

If you hold your Shares jointly with another person (for example, your spouse) and you have an Issuer Sponsored Holding, you must complete and return the Tender Form in accordance with instructions for joint holdings on the Tender Form.

4.7 Restrictions on the payment of Buy-Back proceeds

BlueScope Steel will pay shareholders the Buy-Back Price for each of their Shares that are bought back, unless it is prohibited from doing so.

BlueScope Steel is currently prohibited from making payments to certain political regimes, terrorist organisations and their sponsors under the Banking (Foreign Exchange) Regulations 1959, Part 4 of the Charter of the United Nations Act 1945, the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002, the Charter of the United Nations (Sanctions - Afghanistan) Regulations 2001, and the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003.

4.8 Rights under this Buy-Back Invitation cannot be transferred

You cannot transfer your rights under this Buy-Back Invitation. Those rights are personal to you.

4.9 The effect of submitting a Tender

A Tender constitutes an offer to sell the tendered Shares to BlueScope Steel on the terms and conditions set out in the Buy-Back Documents. A Tender does not, of itself, constitute a binding contract for the sale of the tendered Shares and cannot be enforced against BlueScope Steel. BlueScope Steel retains the discretion to accept or reject any Tender, and may choose to reject all Tenders. If BlueScope Steel accepts your Tender, a binding Buy-Back Contract is formed between you and BlueScope Steel, and you must sell the tendered Shares back to BlueScope Steel on the terms and conditions set out in the Buy-Back Documents including the terms and conditions set out below.

By submitting a Tender Form, you:

- offer to sell to BlueScope Steel on the Buy-Back Date the number of Shares nominated for sale on your Tender Form (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) at your Tender Discount(s) and/or as a Final Price Tender (but subject to any Minimum Price chosen by you);

- agree that BlueScope Steel's announcement to the ASX on the Buy-Back Date, in relation to the Buy-Back Price and other details, is effective notice or communication of BlueScope Steel's acceptance of those of your Tenders which are submitted at or below the Buy-Back Price or as a Final Price Tender (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents), which are submitted in accordance with the Buy-Back Documents (or treated by BlueScope Steel as being so submitted), which are at a price which is not less than your Minimum Price (if you have chosen one) and which are not rejected by BlueScope Steel, and is effective notice of BlueScope Steel's rejection of any of your Tenders above the Buy-Back Price. You further agree that it is only upon such communication by announcement to the ASX that a Buy-Back Contract is formed for the purchase of relevant Shares and waive any requirement to receive further notice or communication from BlueScope Steel of its acceptance or rejection of any Tender submitted by you;
- warrant to BlueScope Steel that at any time you tender your Shares for sale in the Buy-Back, and on the Buy-Back Date, you are the registered holder of the Shares that you have tendered and that they are free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights;
- warrant that you are a person to whom the Buy-Back Invitation may lawfully be made, or a person whose participation in the Buy-Back is permitted under the laws of the jurisdiction in which you are resident, and that you are not an Excluded Foreign Person;
- warrant that you are not (nor are you acting for the account or benefit of) a US Person, a resident of Canada or a person located in the United States or Canada;
- if you are the beneficial holder of the Shares (the 'Holder'), you warrant that the you are not and were not located in the United States or Canada at the time you accepted the terms of the Buy-Back or at the time you returned the Tender Form;
- if you are acting for the account or benefit of the Holder, you warrant that the Holder is not and was not located in the United States or Canada at the time the Holder accepted the terms of the Buy-Back or at the time you or the Holder returned the Tender Form in respect of the Holder's Shares;
- if the Holder is acting in a fiduciary, agency or other capacity as an intermediary, then you warrant either (a) the Holder has full investment discretion with respect to the relevant Shares; or (b) the person on whose behalf the Holder is acting was not located in the United States or Canada at the time they instructed the Holder to accept the Buy-Back offer;
- authorise BlueScope Steel (and its officers, agents or contractors) in its discretion to correct any error in or omission from your Tender Form, and to insert any missing details;
- warrant that you have not received the Buy-Back Documents or any other document relating to the Buy-Back in the United States or Canada nor have you distributed or sent any Buy-Back Documents or other document referring to the Buy-Back into the United States or Canada or to any US Person or resident of Canada;
- undertake not to sell or offer to sell Shares to any other person if, as a result, you will at any time after you submit your Tender until the Buy-Back Date hold fewer Shares than the number of Shares you have tendered; and
- undertake that if you breach any of these covenants, undertakings, agreements or warranties you will indemnify BlueScope Steel for all its costs arising from the breach.

You will be taken to have submitted a Tender when the Registry receives your signed and validly completed Tender Form or, if you have a CHESS Holding, your Tender from your controlling participant is processed through CHESS and is not rejected by CHESS.

4.10 BlueScope Steel's right to accept or reject Tenders and Tender Forms

At any time, BlueScope Steel may (at its sole discretion):

- accept or reject any Tender or Tender Form; and/or
- accept or reject a Tender not made on the terms and conditions set out in the Buy-Back Documents, or a Tender Form not submitted in accordance with the procedures set out in the Buy-Back Documents.

BlueScope Steel may do each of these things in relation to all or some of the Tenders or the Tender Forms it receives, in its absolute discretion.

BlueScope Steel will not accept any Tender or Tender Form that has been postmarked in the United States or Canada or that otherwise appears to BlueScope Steel or its agents to have been sent from the United States or Canada.

4.11 BlueScope Steel's right to vary dates and times

While BlueScope Steel does not anticipate changing any of the dates and times set out in the Buy-Back Documents (including, without limitation, the Closing Date and the Buy-Back Date), it reserves the right to do so without notifying you.

4.12 BlueScope Steel's right to adjust Tenders

If you are entitled to participate, you can sell into the Buy-Back the lesser of:

- the number of Shares registered in your name on 4 March 2005 (and, in accordance with the applicable Settlement Rules conferring an entitlement to participate in the Buy-Back); and
- the number of shares you hold on the Closing Date,

(your 'Entitled Shares').

If you submit one Tender of more than your Entitled Shares and BlueScope Steel accepts your Tender, BlueScope Steel will buy back only the number of your Entitled Shares.

If you submit more than one Tender and, in aggregate, you have tendered more than your Entitled Shares, BlueScope Steel will buy back only the number of your Entitled Shares in the following order of priority:

(a) BlueScope Steel will first buy back your Entitled Shares from your Tender submitted at your largest Tender Discount which represents a price that is at or below the Buy-Back Price or submitted as a Final Price Tender; and

(b) if, after the application of (a), you have Entitled Shares remaining, BlueScope Steel will next buy back your Entitled Shares from your Tender submitted at your next highest Tender Discount which represents a price that is at or below the Buy-Back Price and will repeat this process until all of your Entitled Shares tendered at or below the Buy-Back Price are bought back.

The provisions set out above will be subject to the applicable price being not less than your Minimum Price (if you have chosen one) and will be subject to any scale back.

4.13 Directors' entitlements

Directors are entitled to participate in the Buy-Back, but the BlueScope Steel Board has determined that Directors and selected executives involved in implementing the Buy-Back and their 'related parties' (as defined in the ASX Listing Rules) should not participate in the Buy-Back.

As at 21 February 2005, the Directors of BlueScope Steel held or had a relevant interest in the following securities in BlueScope Steel:

Director	Beneficial shares	Share rights
G J Kraehe	107,575	0
K C Adams	1,825,881	945,000
D J Grady	33,515	0
H K McCann	21,129	0
R J McNeilly	513,550	0
P Rizzo	23,753	0
Y P Tan	11,168	0

4.14 ASIC and ASX relief

ASIC has granted BlueScope Steel an exemption under subsection 257D(4) of the Corporations Act. This exemption permits BlueScope Steel:

- to conduct the Buy-Back in substantially the same manner as an equal access buy-back, in accordance with Division 2 of Part 2J.1 of the Corporations Act;
- to use the scale back mechanism described in Section 1.14;
- to invite all shareholders (other than Excluded Foreign Persons (as defined in Section 5.1)) to offer for sale Shares (other than Restricted Employee Shares) in accordance with the terms and conditions set out in the Buy-Back Documents, rather than BlueScope Steel offering to buy back such Shares; and
- not to accept any Tender received from an Excluded Foreign Person (as defined in Section 5.1),

provided that the Buy-Back Price is calculated by applying the Tender Discount selected by BlueScope Steel following the end of the Tender Period to the Market Price and that eligible shareholders are permitted to lodge a Tender conditional on a Minimum Price.

The ASX has granted BlueScope Steel:

- a waiver from Listing Rule 7.40 to permit BlueScope Steel to dispatch the Buy-Back Documents to shareholders within 8 business days after the Record Date and close of the Tender Period at 9:00 pm on 8 April 2005; and
- a waiver from Listing Rule 3.8A to permit BlueScope Steel to lodge an Appendix 3F up to two business days after the Closing Date.

4.15 Privacy

BlueScope Steel is carrying out the Buy-Back in accordance with the Corporations Act. This involves the collection of personal information contained in Tender Forms to enable BlueScope Steel to process your Tender. If you do not provide this information, BlueScope Steel may be hindered in, or prevented from, processing your Tender.

The personal information collected by BlueScope Steel will only be disclosed to ASX Perpetual Registrars Limited, in its capacity as share registrar of BlueScope Steel, to a print and mail service provider, to BlueScope Steel's advisers in relation to the Buy-Back and to financial institutions in respect of payments to you in connection with the Buy-Back or as required or authorised by law.

If you wish to access the personal information collected by BlueScope Steel in relation to your shareholding, please write to BlueScope Steel, c/- ASX Perpetual Registrars Limited at the mailing address set out in the Tender Form.

5 Definitions and Interpretations

5.1 Definitions

In the Buy-Back Documents unless the context otherwise requires:

ACT means Australian Capital Territory.

ASIC means the Australian Securities and Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532), the securities clearing house of the ASX.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Market Rules means the rules that form part of the operating rules of the ASX for the purposes of the Corporations Act.

ATO means the Australian Taxation Office.

BHP Billiton means BHP Billiton Limited.

BlueScope Steel or the Company means BlueScope Steel Limited (ABN 16 000 011 058).

BlueScope Steel Share Register means the share register of BlueScope Steel maintained by the Registry.

Board or **BlueScope Steel Board** means the Board of Directors of BlueScope Steel.

Buy-Back means the buy-back of Shares by way of tender as set out in the Buy-Back Documents.

Buy-Back Booklet means this booklet.

Buy-Back Contract means the contract formed on the Buy-Back Date between you and BlueScope Steel if BlueScope Steel accepts your Tender.

Buy-Back Date means the date and time BlueScope Steel announces to the ASX the Buy-Back Price, the total number of Shares to be bought back and the details of any scale back.

Buy-Back Documents means this booklet, the Tender Form and the Withdrawal/Amendment Form.

Buy-Back Invitation means the invitation by BlueScope Steel to eligible shareholders to offer to sell Shares as set out in the Buy-Back Documents.

Buy-Back Price means the price at which BlueScope Steel will buy back Shares from Tenders it accepts in the Buy-Back, rounded to the nearest cent. This price is determined by applying the Tender Discount selected by BlueScope Steel to the Market Price.

CGT means capital gains tax.

CHESS means the Clearing House Electronic Subregister System.

CHESS Holder means a holder of Shares on the CHESS subregister of BlueScope Steel.

CHESS Holding means a holding of Shares on the CHESS subregister of BlueScope Steel.

Class Ruling means the ruling to be issued by the ATO on the tax implications of the Buy-Back for shareholders of BlueScope Steel who participate in the Buy-Back.

Closing Date means 9:00 pm (Melbourne time) on 8 April 2005, unless the Board announces a later date.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of BlueScope Steel.

EIS or **Employee Incentive Scheme** means any BlueScope Steel employee incentive scheme, including BlueScope Steel's Employee Share Ownership Plan, Employee Share Purchase Plan and Long Term Incentive Plan.

EIS Participant means a holder of EIS Shares.

EIS Shares means Shares which are registered in the name of the EIS Participant under the terms of an EIS on 4 March 2005 (but excludes any Restricted Employee Shares).

Excluded Foreign Person means any person holding Shares:

(a) to whom the Company would be prohibited from paying money pursuant to:
   i. the Banking (Foreign Exchange) Regulations 1959 (Cth);
   ii. Part 4 of the Charter of the United Nations Act 1945 (Cth);
   iii. the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth);
   iv. the Charter of United Nations (Sanctions - Afghanistan) Regulations 2001 (Cth);
   v. the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth); or
   vi any other act, rule or regulation prohibiting BlueScope Steel from making payments to foreign persons;

(b) to whom the Buy-Back Invitation may not be lawfully be made under the laws of the jurisdiction in which they are resident; or

(c) whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident.

Excluded Foreign Person also includes any person who is (or who is acting for the account or benefit of a person who is) in the United States or Canada, a US Person or a resident of Canada.

Excluded Tender means a Tender submitted by a shareholder who tenders all of their Shares at the Buy-Back Price, below the Buy-Back Price and/or as a Final Price Tender and who would have a Small Holding (60 shares or less) as a result of a scale back.

Final Price Tender means a Tender in which the shareholder elects to receive the Buy-Back Price, whatever BlueScope Steel determines it to be.

HIN means holder identification number.

Issuer Sponsored Holding means a holding of Shares on the issuer sponsored subregister of BlueScope Steel.

Market Price means the VWAP (as defined) of BlueScope Steel ordinary shares on the ASX over the five trading days up to and including the Closing Date, calculated to four decimal places, as determined by BlueScope Steel.

Minimum Price means one of the four specified prices on the Tender Form that a shareholder may elect as a minimum price for their Tender, which will operate as a condition to the acceptance by BlueScope Steel of their Tender in the event their Shares would otherwise be acquired in accordance with the Buy-Back Invitation.

Priority Allocation means 250 Shares or such lesser number of Shares as is required to ensure that BlueScope Steel is able to buy back only the number of Shares it determines to buy back.

Record Date means the date of determination of shareholders eligible to participate in the Buy-Back and entitled to receive the FY2005 interim dividend.

Registry means ASX Perpetual Registrars Limited (ABN 54 083 214 537).

Restricted Employee Shares means fully paid ordinary shares of BlueScope Steel held pursuant to an EIS that restricts the holder from certain dealings in those shares, which would include participating in the Buy-Back, including all shares held pursuant to BlueScope Steel's Employee Share Ownership Plan and Employee Share Purchase Plan.

Settlement Rules means the settlement rules of the securities clearing house of the relevant stock exchange on which your Shares were acquired, as amended from time to time, and in the case of the ASX means ASTC.

Shares means fully paid ordinary shares in the capital of BlueScope Steel on issue as at the Record Date.

Small Holding means a holding of fewer than or equal to 60 shares.

Tax Value for the purposes of the Buy-Back means:

$$\$9.48 \times \frac{\text{Closing level of S\&P/ASX 200 Index on the Closing Date}}{4{,}168.8^{*}}$$

* 4,168.8 was the opening level of the S&P/ASX 200 Index on 21 February 2005.

If the movement in the S&P/ASX 200 Index is significantly different from the movement in BlueScope Steel's market price over the relevant period, BlueScope Steel may approach the ATO to seek to vary the methodology used to determine the Tax Value.

Tender means a shareholder's offer to sell nominated Shares back to BlueScope Steel at a specified Tender Discount and on the terms and conditions set out in the Buy-Back Documents as amended in accordance with the procedures set out in this booklet.

Tender Discount means one of the specified discounts to the Market Price (from 5% to 14 per cent) as set out on the Tender Form.

Tender Form means the form of offer by a shareholder to sell their nominated Shares to BlueScope Steel, which is enclosed with this booklet, and includes a Tender Form amended in accordance with the procedures set out in the Buy-Back Documents.

Tender Period means the period within which shareholders may lodge, withdraw or amend a Tender in accordance with the Buy-Back Documents.

US Person has the meaning given by Regulation S under the United States Securities Act of 1933, as amended.

VWAP for a share over a period means the volume weighted average price of shares sold on the ASX excluding any transactions defined in the ASX Market Rules as special crossings, crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase, any overseas trades or trades pursuant to the exercise of options over shares and any overnight crossings or other trades that the Directors determine to exclude on the basis that the trades are not fairly reflective of natural supply and demand.

Withdrawal/Amendment Form means the form entitled 'Tender Withdrawal/Amendment Form' included at the back of this booklet that is required to withdraw or amend a previously submitted Tender.

you or **shareholder** means a holder of Shares in BlueScope Steel.

5.2 Interpretation

In the Buy-Back Documents, unless the context otherwise requires:

- the singular includes the plural, and vice versa;
- words importing one gender include other genders;
- other parts of speech and grammatical forms of a word or phrase defined in this document have a corresponding meaning;
- terms used in the Buy-Back Documents and defined in the Corporations Act have the meanings ascribed to them in the Corporations Act;
- a reference to currency is to Australian dollars; and
- a reference to time is to Melbourne time.

The postal acceptance rule does not apply to Tenders.

The Buy-Back Invitation, your Tender, and any Buy-Back Contract generally are governed by the laws of Victoria, Australia.

6 ILLUSTRATIVE EXAMPLES OF COMPLETED TENDER FORMS

The following examples of completed Tender Forms are provided for illustrative purposes only. BlueScope Steel is not providing any advice as to whether you should tender your Shares, or at what price(s) you should tender. Participation in the Buy-Back is entirely at your discretion. If you do not want to participate, you do not have to do anything and the number of Shares you hold will not change as a result of the Buy-Back. If, after referring to this Buy-Back Booklet, you decide to participate in the Buy-Back, please refer to the instructions on the back of your personalised Tender Form when completing it.

Issuer Sponsored Holder Tendering only as a Final Price Tender (example only)

In the example below, an Issuer Sponsored Holder has elected to tender their entire holding of 500 Shares as a Final Price Tender. The steps taken in completing the Tender Form were as follows:

This is an example only, please note Issuer Sponsored Holder Tender Forms are **pink** in colour.

Step 1

The number of Shares tendered as a Final Price Tender (500) was noted at Box B.

Step 2

Contact details were noted here.

Step 3

The total number of Shares (500) tendered was noted in Box D.

Step 4

The shareholder signed at Box E and the completed and signed Tender Form was then mailed, faxed or delivered to the Registry.

Tender Form – Issuer Sponsored Holders

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.
If you do not wish to participate in the Buy-Back do not return this form.
Please refer to the instructions on the back of this form.

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET

Securityholder Reference Number (SRN)

I 1234567890

Please complete the form using black ink only.
I/We tender the following Shares to BlueScope Steel Limited at the Tender Discount(s) specified, on the terms and conditions in the Buy-Back Documents:

A Shares you can tender as at 4 March 2005: 500

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender: 500 as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.

Shares	Tender Discount
	at a 14% Tender Discount
	at a 13% Tender Discount
	at a 12% Tender Discount
	at a 11% Tender Discount
	at a 10% Tender Discount
	at a 9% Tender Discount
	at a 8% Tender Discount
	at a 7% Tender Discount
	at a 6% Tender Discount
	at a 5% Tender Discount

Please provide your contact details in case we need to speak to you about your Tender:
Sample Customer
Contact name
03 9999 9999
Contact daytime telephone
6 / 4 / 05
Date

D TOTAL NUMBER OF SHARES TENDERED
Add up rows in Boxes B and C and write that number in Box D: 500
The number of Shares in Box D must not be more than the number in Box A.

E Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1	**Joint Shareholder 2**	**Joint Shareholder 3**
S. Customer		
Sole Director and Sole Company Secretary	**Director/Company Secretary**	**Director**

F **THIS BOX F IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

☐ A$7.00 ☐ A$7.60 ☐ A$8.20 ☐ A$8.80

Tender Forms must be received by the Share Registry by 9:00 pm (Melbourne time) on 8 April 2005

BSL BBW001

CHESS Holder tendering at a 12% Tender Discount and with a Minimum Price condition (example only)

In the example below, a CHESS Holder has elected to tender part of their holding (2,000 Shares) at a 12% Tender Discount and with a Minimum Price condition. The steps taken in completing the Tender Form were as follows:

This is an example only, please note CHESS Holder Tender Forms are light blue in colour.

Step 1

The number of Shares tendered at a 12% Tender Discount (2,000) was noted in Box C.

Step 2

Contact details were noted here.

Step 3

The total number of Shares (2,000) tendered was noted at Box D.

Step 4

The shareholder signed at Box E.

Step 5

The shareholder chose the option of selecting a Minimum Price of A$7.60 as a condition of their tender at Box F. The shareholder then communicated their instructions to their controlling participant (normally their broker).

DO NOT SEND YOUR CHESS HOLDER TENDER FORM TO THE REGISTRY

Tender Form – CHESS Holders

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.

You must give your tender instructions to your controlling participant (normally your broker), for your tender to be effective. Do NOT return this form to the Registry.
Please refer to the instructions on the back of this form.

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET

Controlling CHESS participant at 4 March 2005:

Holder Identification Number (HIN)

X1234567890

Please complete the form using black ink only.
I/We tender the following Shares to BlueScope Steel Limited at the Tender Discount(s) specified, on the terms and conditions in the Buy-Back Documents:

A Shares you can tender as at 4 March 2005: 3,000

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender. _____ as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.

Shares		
	at a 14%	Tender Discount
	at a 13%	Tender Discount
2,000	at a 12%	Tender Discount
	at a 11%	Tender Discount
	at a 10%	Tender Discount
	at a 9%	Tender Discount
	at a 8%	Tender Discount
	at a 7%	Tender Discount
	at a 6%	Tender Discount
	at a 5%	Tender Discount

Please provide your contact details in case we need to speak to you about your Tender:

Sample Customer
Contact name

03 9999 9999
Contact daytime telephone

6 / 4 / 05
Date

D TOTAL NUMBER OF SHARES TENDERED
Add up rows in Boxes B and C and write that number in Box D. 2,000
The number of Shares in Box D must not be more than the number in Box A.

E Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
S. Customer		
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

F THIS BOX F IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

☐ A$7.00 ☑ A$7.60 ☐ A$8.20 ☐ A$8.80

Tender Forms must be processed by your Controlling Participant by 9:00 pm (Melbourne time) on 8 April 2005

BSL BBW002

CHESS Holder Tendering at both specified Tender Discounts and as a Final Price Tender (example only)

In the example below, a CHESS Holder has elected to tender their entire holding at a combination of Tender Discounts and as a Final Price Tender. The steps taken in completing the Tender Form were as follows:

This is an example only, please note CHESS Holder Tender Forms are **light blue** in colour.

Step 1

The number of Shares tendered as a Final Price Tender (2,000) was noted at Box B.

Step 2

The number of Shares tendered at the various Tender Discounts was noted at Box C.

Step 3

Contact details were noted here.

Step 4

The total number of Shares tendered (2,000 + 3,000 + 2,000 + 1,000 = 8,000) was noted at Box D.

Step 5

The shareholder signed at Box E and then communicated their instructions to their controlling participant (normally their broker).

DO NOT SEND YOUR CHESS HOLDER TENDER FORM TO THE REGISTRY.

Tender Form – CHESS Holders

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.

You must give your tender instructions to your controlling participant (normally your broker), for your tender to be effective. Do NOT return this form to the Registry.
Please refer to the instructions on the back of this form.

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET

Controlling CHESS participant at 4 March 2005:

Holder Identification Number (HIN)

X1234567890

Please complete the form using black ink only.
I/We tender the following Shares to BlueScope Steel Limited at the Tender Discount(s) specified, on the terms and conditions in the Buy-Back Documents:

A Shares you can tender as at 4 March 2005: 8,000

B Insert the number of Shares (if any) you wish to tender as a *Final Price Tender*: 2,000 as a *FINAL PRICE TENDER*

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.

Shares		Discount	
3,000	at a	14%	Tender Discount
	at a	13%	Tender Discount
2,000	at a	12%	Tender Discount
	at a	11%	Tender Discount
1,000	at a	10%	Tender Discount
	at a	9%	Tender Discount
	at a	8%	Tender Discount
	at a	7%	Tender Discount
	at a	6%	Tender Discount
	at a	5%	Tender Discount

Please provide your contact details in case we need to speak to you about your Tender:

S. Customer
Contact name

03 9999 9999
Contact daytime telephone

7 / 4 / 05
Date

D TOTAL NUMBER OF SHARES TENDERED
Add up rows in Boxes B and C and write that number in Box D: 8,000
The number of Shares in Box D must not be more than the number in Box A.

E Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
S. Customer		
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

F THIS BOX F IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

☐ A$7.00 ☐ A$7.60 ☐ A$8.20 ☐ A$8.80

Tender Forms must be processed by your Controlling Participant by 9:00 pm (Melbourne time) on 8 April 2005

BSL BBW002

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058

Withdrawal/Amendment Form

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.

Please refer to the instructions on the back of this form.

Please insert your name and address details

____

____

____

____

Tick one (only): One box must be selected.

☐ **Withdrawal:** I/We withdraw my/our previous Tender(s) in accordance with the Buy-Back Booklet (complete Box E).

OR

☐ **Amendment:** I/We withdraw my/our previous Tender(s) in accordance with the Buy-Back Booklet and wish to submit a replacement Tender(s) as set out below (complete Boxes A to F).

Please insert your Securityholder Reference Number (SRN) or Holder Identification Number (HIN)

☐

A Shares you can tender as at 4 March 2005

☐

I/We tender the following Shares to BlueScope Steel Limited at the Tender Discount(s) specified, on the terms and conditions in the Buy-Back Documents:

B	Insert the number of Shares (if any) you wish to tender as a Final Price Tender.	☐	as a FINAL PRICE TENDER
C	Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.	☐	at a 14% Tender Discount
		☐	at a 13% Tender Discount
		☐	at a 12% Tender Discount
		☐	at a 11% Tender Discount
		☐	at a 10% Tender Discount
		☐	at a 9% Tender Discount
		☐	at a 8% Tender Discount
		☐	at a 7% Tender Discount
		☐	at a 6% Tender Discount
		☐	at a 5% Tender Discount
D	TOTAL NUMBER OF SHARES TENDERED Add up rows in Boxes B and C and write that number in Box D.	☐	**The number of Shares in Box D must not be more than the number in Box A.**

Please provide your contact details in case we need to speak to you about your Tender:

____
Contact name

(   ) ______________________
Contact daytime telephone

____ / ____ / ____
Date

E Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1	**Joint Shareholder 2**	**Joint Shareholder 3**
☐	☐	☐
Sole Director and Sole Company Secretary	**Director/Company Secretary**	**Director**

F **THIS BOX F IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

☐ A$7.00 ☐ A$7.60 ☐ A$8.20 ☐ A$8.80

Withdrawal/Amendment Forms must be received by 9:00 pm (Melbourne time) on 8 April 2005

BlueScope Steel Limited

ABN 16 000 011 058

Withdrawing or Amending your Tender(s)

Shareholders who have offered their Shares into the Buy-Back and who now wish to either withdraw or amend their Tender(s) must lodge this Withdrawal/Amendment Form.

How to complete the Withdrawal/Amendment Form

The instructions below are cross-referenced to the relevant section on the front of this form. Defined terms have the same meaning as in the Buy-Back Booklet. Please complete the form using black ink only.

Mark only one of the two boxes:

Withdrawal – Tick the **"Withdrawal"** Box if you wish to withdraw your previous Tender(s) and you do not wish to submit a new replacement Tender(s). **Please complete Box E.**

OR

Amendment – Tick the **"Amendment"** Box if you wish to amend your previous Tender(s) and submit a new replacement Tender(s). **Please complete Box A through to Box F.**

A Insert the total number of Shares registered in your name as at 4 March 2005 that confer an entitlement to participate in the Buy-Back. If you wish to participate in the Buy-Back, you can offer to sell some or all of these Shares to BlueScope Steel Limited. If you need to check the total number of Shares you may tender in the Buy-Back, please call the enquiry line on 1800 448 909 (from within Australia) or +61 3 9615 9047 (from outside Australia).

B **Final Price Tender**
Insert the number of Shares (if any) you wish to tender as a Final Price Tender.

AND/OR

C **Tender Discount**
Insert the number of Shares (if any) you wish to tender at the specified Tender Discount. You may offer to sell parcels of Shares at up to 10 different specified discounts. Each parcel is a separate Tender.

Please also provide your contact details in the event that we need to speak to you about your Tender.

D After indicating the number of Shares you wish to tender as a Final Price Tender (Box B) and/or at specified Tender Discount(s) (Box C), *you need to add up the number of Shares in Boxes B and C and write the total in Box D.*

Note that the number of Shares in Box D must not be more than the number of Shares in Box A.

If the number of Shares in Box D is more than the number of Shares in Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if you have selected more than one Tender Discount, your Tender will be adjusted in the manner set out in Section 4.12 of the Buy-Back Booklet.

E You must sign this form in Box E. By signing and returning this Withdrawal/Amendment Form, you acknowledge that you have read and understood the Buy-Back Booklet and agree to, and make an offer to sell your Shares on, the terms and conditions set out in the Buy-Back Booklet (including the warranties, authorisations and undertakings set out in Section 4.9 of the Buy-Back Booklet).

Individual holders	Where a holding is in one name, the registered shareholder must sign.
Joint holders	All holders must sign.
Under power of attorney	If not already noted by the Registry, an originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.
Deceased estate	All executors should sign and, if not already noted by the Registry, send an originally certified copy of probate or letters of administration to the Registry.
Company	This form must be signed by 2 directors, a director and company secretary or, in the case of a company with *a sole director who is also the sole company secretary, the sole director.*

F **THIS BOX F IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not be paid less than this amount for your Shares, however if the Minimum Price you select is higher than the Buy-Back Price your Shares will not be bought back. If you complete Box F, you must also complete Box B or Box C. **Tick no more than one minimum price in Box F – if you tick more** ***than one Minimum Price, your Tender will be deemed to be conditional on the highest Minimum Price that you have specified.***

BlueScope Steel will not accept Tender Forms from any person (or person acting on account of a person who is) in the United States or Canada, a US Person or a resident of Canada or any Tender Form that has been postmarked in, or otherwise appears to BlueScope Steel or its agents to have been sent from, the United States or Canada.

Payment for Shares bought back

BlueScope Steel Limited will despatch payment for Shares bought back no later than 19 April 2005.

Submitting your Withdrawal/Amendment Form

The way you submit your withdrawal or amendment of your Tender will depend on the type of holding you have.

Issuer Sponsored Holdings

If you have an Issuer Sponsored Holding, send, fax or hand deliver your completed Withdrawal/Amendment Form to ensure it will be received no later than 9:00 pm (Melbourne time) on 8 April 2005, at:

If sending by mail	If delivering in person	If sending by facsimile
BlueScope Steel Buy-Back	BlueScope Steel Buy-Back	BlueScope Steel Buy-Back
C/-ASX Perpetual Registrars Limited	C/-ASX Perpetual Registrars Limited	+61 3 8614 2911
GPO Box 1654	Level 4, 333 Collins Street	
MELBOURNE VIC 3001	MELBOURNE VICTORIA	
AUSTRALIA	AUSTRALIA	

CHESS Holdings

If you have a CHESS Holding, you will need to contact your controlling participant (usually your broker) in sufficient time for your controlling participant to process your Withdrawal/Amendment Form no later than 9:00 pm (Melbourne time) on 8 April 2005. Do not send your Withdrawal/Amendment Form to the Registry.

This Withdrawal/Amendment Form relates to the Buy-Back Booklet dated 1 March 2005 and should be read in conjunction with that booklet.

If you require further information on how to complete this form please contact the BlueScope Steel Buy-Back enquiry line on 1800 448 909 (toll free within Australia) or +61 3 9615 9047 (outside Australia).

WITHDRAWAL/AMENDMENT FORMS MUST BE RECEIVED BY 9:00 PM (MELBOURNE TIME) ON 8 APRIL 2005

Contacts

If you have any questions in relation to the Buy-Back please call the Buy-Back enquiry line:

Within Australia 1800 448 909

From outside Australia +61 3 9615 9047

8:30 am to 5:30 pm (Melbourne time) Monday to Friday

How to participate in the Buy-Back

If you choose to participate in the Buy-Back, Section 1.18 of this booklet sets out instructions on how to participate. Instructions on how to complete your personalised Tender Form are also provided on the back of the form. Section 6 of this booklet also contains illustrative examples of completed Tender Forms to assist you in completing your Tender Form.

Which form to complete

If you choose to participate in the Buy-Back you should complete the personalised Tender Form provided to you with this booklet. If you are an Issuer Sponsored Holder, your Tender Form will be light pink. If you are a CHESS Holder, your Tender Form will be light blue.

Please do NOT complete the white and light grey Withdrawal/Amendment Form attached at the last page of this booklet. The Withdrawal/Amendment Form should only be completed if you have already submitted a Tender using your personalised Tender Form and you wish to withdraw or amend that Tender (see Section 1.19).

If you require an additional or replacement Tender Form, please contact the Buy-Back enquiry line.

UBS Investment Bank

Financial Adviser

MALLESONS STEPHEN JAQUES

Legal Adviser

SHADDICK & SPENCE

Taxation Adviser

BLUESCOPE STEEL LIMITED LEVEL 11, 120 COLLINS STREET MELBOURNE VIC 3000 AUSTRALIA

WWW.BLUESCOPESTEEL.COM

Tender Form – CHESS Holders

BlueScope Steel Limited
ABN 16 000 011 058

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.

You must give your tender instructions to your controlling participant (normally your broker), for your tender to be effective. Do NOT return this form to the Registry.

Please refer to the instructions on the back of this form.

Controlling CHESS participant at 4 March 2005:

Holder Identification Number (HIN)

Please complete the form using black ink only.
I/We tender the following Shares to BlueScope Steel Limited at the Tender Discount(s) specified, on the terms and conditions in the Buy-Back Documents:

A Shares you can tender as at 4 March 2005

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender.		as a FINAL PRICE TENDER
C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.		at a 14% Tender Discount
		at a 13% Tender Discount
		at a 12% Tender Discount
		at a 11% Tender Discount
		at a 10% Tender Discount
Please provide your contact details in case we need to speak to you about your Tender:		at a 9% Tender Discount
		at a 8% Tender Discount
Contact name		at a 7% Tender Discount
( ) **Contact daytime telephone**		at a 6% Tender Discount
/ / **Date**		at a 5% Tender Discount
D TOTAL NUMBER OF SHARES TENDERED Add up rows in Boxes B and C and write that number in Box D.		**The number of Shares in Box D must not be more than the number in Box A.**

E Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1	***Joint Shareholder 2***	***Joint Shareholder 3***
Sole Director and Sole Company Secretary	**Director/Company Secretary**	**Director**

F **THIS BOX F IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

☐ A$7.00 ☐ A$7.60 ☐ A$8.20 ☐ A$8.80

Tender Forms must be processed by your Controlling Participant by 9:00 pm (Melbourne time) on 8 April 2005

BSL BBW002

BlueScope Steel Limited

ABN 16 000 011 058

How to complete this Tender Form

The instructions below are cross-referenced to the relevant section on the front of this form. Defined terms have the same meaning as in the Buy-Back Booklet. Please complete the form using black ink only.

A This is the total number of Shares registered in your name as at 4 March 2005 that confer an entitlement to participate in the Buy-Back. If you wish to participate in the Buy-Back, you can offer to sell these Shares to BlueScope Steel Limited.

B **Final Price Tender**
Insert the number of Shares (if any) you wish to tender as a Final Price Tender.

AND/OR

C **Tender Discount**
Insert the number of Shares (if any) you wish to tender at the specified Tender Discount. You may offer to sell parcels of Shares at up to 10 different specified discounts. Each parcel is a separate Tender.

Please also provide your contact details in the event that we need to speak to you about your Tender.

D After indicating the number of Shares you wish to tender as a Final Price Tender (Box B) and/or at specified Tender Discount(s) (Box C), you need to add up the number of Shares in Boxes B and C and write the total in Box D.

Note that the number of Shares in Box D must not be more than the number of Shares in Box A.

If the number of Shares in Box D is more than the number of Shares in Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if you have selected more than one Tender Discount, your Tender will be adjusted in the manner set out in Section 4.12 of the Buy-Back Booklet.

E You must sign this form in Box E. By signing and returning this Tender Form, you acknowledge that you have read and understood the Buy-Back Booklet and agree to, and make an offer to sell your Shares on, the terms and conditions set out in the Buy-Back Documents (including the warranties, authorisations and undertakings set out in Section 4.9 of the Buy-Back Booklet).

Individual holders	Where a holding is in one name, the registered shareholder must sign.
Joint holders	All holders must sign.
Under power of attorney	If not already noted by the Registry, an originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.
Deceased estate	All executors should sign and, if not already noted by the Registry, send an originally certified copy of probate or letters of administration to the Registry.
Company	This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

F **THIS BOX F IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not be paid less than this amount for your Shares, however if the Minimum Price you select is higher than the Buy-Back Price your Shares will not be bought back. If you complete Box F, you must also complete Box B and/or Box C. **Tick no more than one Minimum Price in Box F – if you tick more than one Minimum Price, your Tender will be deemed to be conditional on the highest Minimum Price that you have specified.**

BlueScope Steel will not accept Tender Forms from any person (or person acting on account of a person who is) in the United States or Canada, a US Person or a resident of Canada or any Tender Form that has been postmarked in, or otherwise appears to BlueScope Steel or its agents to have been sent from, the United States or Canada.

Payment for Shares bought back

BlueScope Steel Limited will despatch payment for Shares bought back no later than 19 April 2005.

Submitting your Tender Form

You will need to instruct your controlling participant (usually your broker) in sufficient time for your controlling participant to process your Tender no later than 9:00 pm (Melbourne time) on 8 April 2005.

DO NOT RETURN THIS FORM TO BLUESCOPE STEEL OR THE REGISTRY

This Tender Form relates to the BlueScope Steel Buy-Back Booklet dated 1 March 2005 and should be read in conjunction with that booklet.

If you require further information on how to complete this form please contact the BlueScope Steel Buy-Back enquiry line on 1800 448 909 (toll free within Australia) or +61 3 9615 9047 (outside Australia).

Tender Forms must be processed by your Controlling Participant by 9:00 pm (Melbourne time) on 8 April 2005.

BLUESCOPE STEEL

Tender Form – Issuer Sponsored Holders

BlueScope Steel Limited
ABN 16 000 011 058

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.

If you do not wish to participate in the Buy-Back do not return this form.

Please refer to the instructions on the back of this form.

Securityholder Reference Number (SRN)

Please complete the form using black ink only.
I/We tender the following Shares to BlueScope Steel Limited at the Tender Discount(s) specified, on the terms and conditions in the Buy-Back Documents:

A *Shares you can tender* as at 4 March 2005

B	Insert the number of Shares (if any) you wish to tender as a Final Price Tender.		*as a* FINAL PRICE TENDER
C	Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at *which you wish to tender those Shares.*		at a 14% Tender Discount
			at a 13% Tender Discount
			at a 12% Tender Discount
			at a 11% Tender Discount
			at a 10% Tender Discount
	Please provide your contact details in case we need to speak to you about your Tender:		at a 9% Tender Discount
			at a 8% Tender Discount
	Contact name		at a 7% Tender Discount
	( ) **Contact daytime telephone**		at a 6% Tender Discount
	/ / **Date**		at a 5% Tender Discount
D	TOTAL NUMBER OF SHARES TENDERED Add up rows in Boxes B and C and write that number in Box D.		**The number of Shares in Box D must not be more than the number in Box A.**

E Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1	**Joint Shareholder 2**	**Joint Shareholder 3**
Sole Director and Sole Company Secretary	**Director/Company Secretary**	**Director**

F **THIS BOX F IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

☐ A$7.00 ☐ A$7.60 ☐ A$8.20 ☐ A$8.80

Tender Forms must be received by the Share Registry by 9:00 pm (Melbourne time) on 8 April 2005

BSL BBW001

BlueScope Steel Limited

ABN 16 000 011 058

How to complete this Tender Form

The instructions below are cross-referenced to the relevant section on the front of this form. Defined terms have the same meaning as in the Buy-Back Booklet. Please complete the form using black ink only.

A This is the total number of Shares registered in your name as at 4 March 2005 that confer an entitlement to participate in the Buy-Back. If you wish to participate in the Buy-Back, you can offer to sell these Shares to BlueScope Steel Limited.

B **Final Price Tender**
Insert the number of Shares (if any) you wish to tender as a Final Price Tender.

AND/OR

C **Tender Discount**
Insert the number of Shares (if any) you wish to tender at the specified Tender Discount. You may offer to sell parcels of Shares at up to 10 different specified discounts. Each parcel is a separate Tender.

Please also provide your contact details in the event that we need to speak to you about your Tender.

D After indicating the number of Shares you wish to tender as a Final Price Tender (Box B) and/or at specified Tender Discount(s) (Box C), you need to add up the number of Shares in Boxes B and C and write the total in Box D.

Note that the number of Shares in Box D must not be more than the number of Shares in Box A.

If the number of Shares in Box D is more than the number of Shares in Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if you have selected more than one Tender Discount, your Tender will be adjusted in the manner set out in Section 4.12 of the Buy-Back Booklet.

E You must sign this form in Box E. By signing and returning this Tender Form, you acknowledge that you have read and understood the Buy-Back Booklet and agree to, and make an offer to sell your Shares on, the terms and conditions set out in the Buy-Back Documents (including the warranties, authorisations and undertakings set out in Section 4.9 of the Buy-Back Booklet).

Individual holders	Where a holding is in one name, the registered shareholder must sign.
Joint holders	All holders must sign.
Under power of attorney	If not already noted by the Registry, an originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.
Deceased estate	All executors should sign and, if not already noted by the Registry, send an originally certified copy of probate or letters of administration to the Registry.
Company	This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

F **THIS BOX F IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not be paid less than this amount for your Shares, however if the Minimum Price you select is higher than the Buy-Back Price your Shares will not be bought back. If you complete Box F, you must also complete Box B and/or Box C. **Tick no more than one Minimum Price in Box F – if you tick more than one Minimum Price, your Tender will be deemed to be conditional on the highest Minimum Price that you have specified.**

BlueScope Steel will not accept Tender Forms from any person (or person acting on account of a person who is) in the United States or Canada, a US Person or a resident of Canada or any Tender Form that has been postmarked in, or otherwise appears to BlueScope Steel or its agents to have been sent from, the United States or Canada.

Payment for Shares bought back

BlueScope Steel Limited will despatch payment for Shares bought back no later than 19 April 2005.

Submitting your Tender Form

Send, deliver or fax your completed and signed Tender Form, or if mailing in Australia, use the enclosed reply paid envelope so that your Tender Form is received no later than 9:00 pm (Melbourne time) on 8 April 2005.

If sending by mail
BlueScope Steel Buy-Back
C/- ASX Perpetual Registrars Limited
GPO Box 1654
MELBOURNE VIC 3001
AUSTRALIA

If delivering in person
BlueScope Steel Buy-Back
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
MELBOURNE VICTORIA
AUSTRALIA

If sending by facsimile
BlueScope Steel Buy-Back
+61 3 8614 2911

This Tender Form relates to the BlueScope Steel Buy-Back Booklet dated 1 March 2005 and should be read in conjunction with that booklet.

If you require further information on how to complete this form please contact the BlueScope Steel Buy-Back enquiry line on 1800 448 909 (toll free within Australia) or +61 3 9615 9047 (outside Australia).

Tender Forms must be received by the Share Registry by 9:00 pm (Melbourne time) on 8 April 2005.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BlueScope Steel Limited
ABN 16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tan Yam Pin
Date of last notice	7 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 March 2005
No. of securities held prior to change	11,168
Class	Fully paid ordinary shares
Number acquired	812
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7,795.20
No. of securities held after change	11,980

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BlueScope Steel Limited
ABN 16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Harry Kevin McCann
Date of last notice	26 August 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 March 2005
No. of securities held prior to change	21,129
Class	Fully paid ordinary shares
Number acquired	784
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7,526.40
No. of securities held after change	21,913

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Non-executive Directors' share plan (on-market trade)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BlueScope Steel Limited
ABN 16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Diane Jennifer Grady
Date of last notice	26 August 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 March 2005
No. of securities held prior to change	33,515
Class	Fully paid ordinary shares
Number acquired	2,843
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$27,292.80
No. of securities held after change	36,358

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Non-executive Directors' share plan (on-market trade)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BlueScope Steel Limited
ABN 16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul John Rizzo
Date of last notice	26 August 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 March 2005
No. of securities held prior to change	23,753
Class	Fully paid ordinary shares
Number acquired	949
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,110.40
No. of securities held after change	24,702

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Non-executive Directors' share plan (on-market trade)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BlueScope Steel Limited
ABN 16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald John McNeilly
Date of last notice	26 August 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 March 2005
No. of securities held prior to change	513,550
Class	Fully paid ordinary shares
Number acquired	1,037
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,955.20
No. of securities held after change	514,587

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Non-executive Directors' share plan (on-market trade)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BlueScope Steel Limited
ABN 16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham John Kraehe
Date of last notice	26 August 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 March 2005
No. of securities held prior to change	107,575
Class	Fully paid ordinary shares
Number acquired	2,101
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20,169.60
No. of securities held after change	109,676

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Non-executive Directors' share plan (on-market trade)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

BLUESCOPE STEEL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 0 2 2005
WASH. D.C.
213

SEC File
No. 82-34676

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000 Australia
PO Box 18207
Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

25 February 2005

Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

Cancellation of shares pursuant to on-market share buy-back

Please note that the following BlueScope Steel ordinary shares have been cancelled since the last advice on 11 February 2004:

Date	Number of shares cancelled	Number of shares on issue (following cancellation)
Carried forward from 11/02/04: 732,320,847	-	732,320,847
29/10/2004	1,216,002	731,104,845
15/11/2004	7,778,560	723,326,285
14/12/2004	540,071	722,786,214
Total cancelled shares	9,534,633 cancelled	**722,786,214**
Add Total issued shares since 6/9/2004	17,322,505	**740,108,719**

The total consideration in respect of the cancelled shares was $74,863,328.65.

Yours faithfully

Lisa Nicholson
Assistant Company Secretary

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
BlueScope Steel Limited

Refer to guide for information about corporate key

ACN/ABN
16 000 011 058

Corporate key
78852356

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Lisa Mary Nicholson

ASIC registered agent number (if applicable)

Telephone number
03 9666 4073

Postal address
PO Box 18207 Collins Street East
Melbourne Vic 8003

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Lisa Mary Nicholson

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
25/02/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	9,534,633	74,863,328.65

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

29/10/04
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	1,908,450	$7.86	NIL
ORD	12,808,655	$2.85	NIL
ORD	2,605,400	NIL	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 6 / 0 9 / 0 4

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
BlueScope Steel Limited	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Off market buy-back
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	740,108,719
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	Capital management strategy

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	See announcement dated 21 February 2005. Further information will be provided in a buy-back booklet to be lodged with ASX prior to dispatch to eligible shareholders.

On-market buy-back

9	Name of broker who will act on the company's behalf	n/a
10	Deleted 30/9/2001.	n/a
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	n/a
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	n/a
13	If the company intends to buy back shares if conditions are met - those conditions	n/a

Employee share scheme buy-back

14	Number of shares proposed to be bought back	n/a
15	Price to be offered for shares	n/a

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	n/a
17	Number of shares proposed to be bought back	n/a
18	Price to be offered for shares	n/a

Equal access scheme

19	Percentage of shares proposed to be bought back	Presently, the percentage of shares to be bought back is not known and will depend on the final buy-back price and the amount determined by the Company. The Company is proposing to buy-back up to $200 million of its shares, but this may be varied depending on demand. In any event, the Company will buy back less than it is permitted to buy back in accordance with the Corporations Act.
20	Total number of shares proposed to be bought back if all offers are accepted	Presently, the number of shares to be bought back is not known and will depend on the final buy-back price and the amount determined by the Company. The Company is proposing to buy-back up to $200 million of its shares, but this may be varied depending on demand. In any event, the Company will buy back less than it is permitted to buy back in accordance with the Corporations Act.
21	Price to be offered for shares	The price will be determined by a tender process.
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	4 March 2005

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 23/2/05
(~~Director~~/Company secretary)

Print name: LISA NICHOLSON

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